

07024590

June 9, 2007

SUPPL

RECEIVED
2007 JUN 19 A 7:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Room 3094 – Stop 3-6
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Seiko Epson Corporation
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the information listed in Annex A attached hereto required by Rule 12g3-2(b).

If you have any further questions or requests for additional information please do not hesitate to contact Toshio Hanaoka of Investor Relations Department at 011-81-3-3343-5513 (telephone) or 011-81-3-3348-7386 (facsimile).

Very truly yours,

Seiko Epson Corporation

By: T. Mukawa
Name: Toshiro Mukawa
Title: General Manager
Investor Relations Department

PROCESSED
JUN 21 2007
THOMSON FINANCIAL

dw 6/20

ANNEX A

A. JAPANESE LANGUAGE DOCUMENTS
(Extract English translation of the documents listed below is included in EXHIBIT A, attached hereto)

1. March 2007 Shareholders Report

2. Notice of the 65th Ordinary General Meeting of Shareholders


RECEIVED
2007 JUN 19 A

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B, attached hereto)

	Date	Title
1.	March 14, 2007	Structural Reforms in the Display Business and FY2006 Revised Financial Results Outlook
2.	April 26, 2007	CONSOLIDATED RESULTS FOR YEAR ENDED MARCH 31, 2007
3.	April 26, 2007	Supplementary Information Consolidated year ended March 31, 2007
4.	April 26, 2007	Full-Year & 4Q Financial Results Fiscal Year 2006 (Ending March 2007)
5.	Press Release	
	Date	Title
(1)	March 14, 2007	Structural Reforms in the Display Business and FY2006 Revised Financial Results Outlook
(2)	April 23, 2007	Announcement of Revised Financial Results Outlook
(3)	April 26, 2007	Notice Regarding the Selection of a New Independent Auditor
(4)	April 26, 2007	Seiko Epson Announces Changes of Representative Director and Executive Personnel
(5)	April 26, 2007	Consolidated Results for Year Ended march 31, 2007

EXHIBIT A

EXTRACT TRANSLATION

Set out below is the extract English translation of the documents referred to in ANNEX A, Section A.

Section A item 1

March 2007 Shareholders Report


RECEIVED
2007 JUN 19 A

[Extract translation]

Table of Contents

To our shareholders	1
Financial Highlights	2
A look at sales by business segment	3
Feature Article No.1:	
The "Creativity and Challenge 1000" Mid-range management plan	
Interview with the president (2nd year)	5
Feature Article No.2:	
Opening new doors with micro piezo technology (translation omitted)	9
Environmental activity (translation omitted)	12
Expansion of global businesses (translation omitted)	13
Corporate information and share information (translation omitted)	14

Management Philosophy

Epson is a progressive company,
trusted throughout the world
because of our commitment to customer satisfaction,
environmental conservation, individuality, and teamwork.
We are confident of our collective skills
and meet challenges with innovative and creative solutions.

To Our Shareholders

We hope this finds you well and thriving. As always, we appreciate your valuable support for our business management.

The fiscal year ended in March 2007 was the first year of our Creativity & Challenge 1000 mid-range business plan. In that year, we aimed to improve profitability, and took steps to redefine and reinforce our business and product portfolios, streamline costs, and reorganize our electronic device businesses.

In our inkjet printer business, we implemented a profit-driven marketing strategy, made wide-ranging cost reductions, and reduced fixed costs by eliminating waste in both manufacturing and sales. Thanks to these efforts, and to fixed cost reductions in our other businesses, we were able to achieve a level of ordinary income that surpassed our target.

However, in small- and medium-sized displays, we suffered significant losses. Although our cost-cutting efforts enabled us to keep up with ongoing price erosion, our technical response to customer needs was unsatisfactory, and we were unable to achieve sufficient sales volume. To rectify this situation, we have begun a series of fundamental structural reforms aimed at rebuilding this business.

As a result of the charges associated with the structural reforms in the display business, I regret that we recorded a net loss for the second successive year. I would like to apologize to all our shareholders for this situation.

The fiscal year ending March 2008, which is the second year of our mid-range business

plan, will be an extremely important year as we seek to lay the groundwork for achieving the targets for the final year of the plan. Epson's management and employees are working assiduously as we drive forward reforms to rebuild the display business, and increase profitability in our various businesses.

Thank you for your continuing support.

May, 2007

President and Representative Director
Seiji Hanaoka

Financial Highlights

(All units: 100 million yen)

	FY2002 (April 1, 2002, through March 31, 2003)	FY2003 (April 1, 2003, through March 31, 2004)	FY2004 (April 1, 2004, through March 31, 2005)	FY2005 (April 1, 2005, through March 31, 2006)	**FY2006 (April 1, 2006, through March 31, 2007)**
Net sales	13,224	14,132	14,797	15,495	**14,160**
Operating profit	493	774	909	257	**503**
Ordinary income	417	736	853	279	**490**
Current net income (loss)	125	380	556	(179)	**(70)**
Total assets	11,976	12,070	12,982	13,257	**12,850**
Net assets	2,813	4,143	4,728	4,745	**4,943**
Statistics per share (yen):					
Current net assets (loss)	81.08	204.70	283.60	(91.24)	**(36.13)**
Current net income after adjustments of residual stocks	-	204.53	-	-	-
Net assets	1,851.13	2,110.20	2,408.13	2,416.54	**2,395.14**

Note 1 Fractions less than one million yen in the above table are rounded off except for statistics per share.

Note 2 Due to changes in the accounting standards, net assets are used in place of shareholder's equity. However, up to fiscal year 2005, net assets and net assets per share indicate shareholder's equity and shareholder's equity per share respectively based on the conventional calculation method.


Net Sales (100 million yen)
13,224
14,132
14,797
15,495
14,160
FY2002
FY2003
FY2004
FY2005
FY2006


Operating Profits (100 million yen)
493
774
909
257
503
FY2002
FY2003
FY2004
FY2005
FY2006


Ordinary Income (100 million yen)
417
736
853
279
490
FY2002
FY2003
FY2004
FY2005
FY2006


Current Net Income (Loss) (100 million yen)
125
380
556
-179
-70
FY2002
FY2003
FY2004
FY2005
FY2006


Total Assets (100 million yen)
11,976
12,070
12,982
13,257
12,850
FY2002
FY2003
FY2004
FY2005
FY2006


Net Assets (100 million yen)
2,813
4,143
4,728
4,745
4,943
FY2002
FY2003
FY2004
FY2005
FY2006

A Look at Sales by Business Segment

Information-Related Equipment Business

Structural Comparison of Net Sales（FY 2006）


62.0%

Net Sales (100 million yen)


9,158
9,203
9,460
9,764
9,163
FY2002
FY2003
FY2004
FY2005
FY2006

Operating Profits (Loss) (100 million yen)


804
459
615
450
842
FY2002
FY2003
FY2004
FY2005
FY2006

Electronic Devices Business

Structural Comparison of Net Sales (FY 2006)



30.1%

Net Sales (100 million yen)

FY2002	FY2003	FY2004	FY2005	FY2006
3,542	4,411	4,826	5,269	4,447

Operating Profits (Loss) (100 million yen)



406
385
-280
-97
-260
FY2002
FY2003
FY2004
FY2005
FY2006

Precision Products Business

Structural Comparison of Net Sales（FY 2006）


5.9%

Net Sales (100 million yen)


797
811
811
857
877
FY2002
FY2003
FY2004
FY2005
FY2006

Operating Profits (Loss) (100 million yen)


6
28
24
23
35
FY2002
FY2003
FY2004
FY2005
FY2006

Others

Structural Comparison of Net Sales (FY 2006)


2.0%

Feature Article No.1

The "Creativity and Challenge 1000" Mid-range management plan: Interview with the president (2nd year)

We will lay the foundation for future sales and profit in the fiscal year ending March 2008.

Q1. Please tell us about Epson's business performance in the fiscal year ended March 2007, which was the first year in the mid-range management plan

Epson formulated the mid-range management plan in March 2006 in light of the decline in business results for the previous period. Based on the 5 mid-range group business policies formulated in the mid-range management plan, we are currently pushing forward with each of the measures under the plan in order to recover our business performance and to revive growth, so as to achieve the goal of 1,000 hundred million in ordinary income by the year ending March 2009. Although issues were left unresolved in the small- and medium-sized crystal display business, the profitability of the inkjet printer business improved and results exceeded the ordinary income goal (400 hundred million yen) set forth in the mid-range management plan.

In the inkjet printer business, the product mix for each area was carefully reviewed by executing a marketing strategy focusing on the profitability of the main frame, and measures were taken to slim down the volume of shipments for unprofitable models. On top of this, efforts to reduce costs and reinforce our business fundamentals yielded positive results.

In the small- and medium-sized crystal display business, sales of mobile phones declined against expectations, and sales of applications other than mobile phones also failed to expand. As a result, the small- and medium-sized crystal display business deteriorated considerably. Upon investigating the causes and reviewing our options from various perspectives, we started the structural reform as announced in March 2007. Concurrently, we utilized depletion accounting to transform the financial fundamentals of the company so that they can respond to the expansion of our business strategy in the future. We have posted a net loss for 2 consecutive terms and have caused considerable inconvenience and concern to you. We will swiftly enact measures for improving profitability and strive to recover and reinforce our revenue base.

Q2. What do you think is the reason for the poor performance of the small- and medium-sized crystal display business? How do you intend to improve it in the future?

When we formulated the mid-term management plan, we expected the small- and medium-sized crystal display business, despite the falling prices in that area, to expand its domain into the mobile phone and mobile multimedia device business. Based on this assumption, in the fiscal year ended March 2007 we dedicated ourselves to maintaining and increasing our customers' trust in us by reinforcing our business fundamentals through rigorous cost cutbacks and ensuring a stable supply of and high quality in our products. As for the cost cutbacks, we were able to achieve steady results through global procurement.

On the other hand, we experienced poor performance for the following 2 reasons. The first reason was that the customers' requests in regard to products for mobile phones, the current major application, became diversified and we could not fully respond to the customers' requests due to the dispersion of resources between 4 technologies—color STN, MD-TFD, amorphous silicon TFT, and low temperature polysilicon TFT. The second reason was that in cultivating new business domains, we were not positioned well enough to predict future market trends by technology and making suggestions was insufficient and we were unable to achieve expected results.

Taking these circumstances seriously, we reviewed the future direction for each technology and decided to reform our operations. As for the future direction of each technology, the color STN operation will be entirely transferred abroad, the MD-TFD business will be terminated, and resources will be concentrated into amorphous silicon TFT and the low temperature polysilicon TFT. As for the operational reforms, we have decided to (1) strengthen our ability to develop, design, and manufacture new products, (2) review our manufacturing system, (3) reassign personnel to the group's growing fields, and (4) establish a platform of and standardize parts.

Through these efforts, we will better be able to accommodate the present issue of not being able to address customers' requests, and we will refine Epson's advantage in the "low power, slim, high-resolution" characteristics of its products in developing new business domains. We will reinforce the strength of our products by using distinctive

differentiation techniques and advance forward to recover our earnings.

Q3. Please tell us about the management strategy for the year ending March 2008; the second year in the mid-term management plan?

In the year ending March 2008, we will adopt measures to increase future sales and profit. In the inkjet printer business, we will expand sales for both printer main frames and ink cartridges to achieve not only improvement in profitability as in the first year, but also mid-term growth. By taking advantage of Epson's micro piezo technology, its core technology, we will reinforce efforts in each of the business and industry domains for building a pillar of profitability in the future.

As for the small- and medium-sized crystal display business, first we will reform our operations (as mentioned above) and conduct structural reform in a steady and swift manner. We will also make efforts to sustain stable sales for mobile phones, our core application at present, and develop new business domains of high-end smart phones, PDA and mobile multimedia equipment, all of which are rapidly growing and capable of incorporating technical capabilities.

Adding to these measures, Epson will continuously strive to maintain high returns in the following 3 businesses, which will contribute to increase profit through stable operations, and thus give fundamental support to the entire group's revenue base.

In the business system business (dot matrix printer, POS system related products), steady approaches are being made for new business areas recording substantial growth, such as coupon printers as well as for profitable existing areas.

In the crystal display projector business, we will work on increasing the sales amount above the market growth rate by introducing competitive products for home-use projectors as well as for growing businesses and educational fields.

In the crystal device business, we will endeavor to assuredly secure sales in the digital consumer electronics market as well as for existing businesses in mobile phones, PCs, and digital cameras.

With these measures, we will achieve an increase in profit for the year ending March

2008 and lay the foundation for future sales and an increase in profit.

Q4. Finally, a message to your shareholders.

Epson is aiming to conduct management that can gain the trust of all stakeholders, including our shareholders. In order to gain that trust, all of us are going back to our origin, the spirit of "creativity and challenge," in striving to achieve increased sales and profits together. As always, we are grateful for your support and guidance.

Notice of the 65th Ordinary General Meeting of Shareholders

(Translation)

Notice of the 65th Ordinary General Meeting of Shareholders

May 29, 2007

Dear Shareholder,

We are pleased to send you this convocation notice for the 65th Ordinary General Meeting of Shareholders. We have sent resident shareholders in Japan the convocation notice and attached documents in Japanese, which were compiled according to the Japanese Corporation Law. Under this law, there is no obligation to provide materials in languages other than Japanese. However, we have enclosed an English translation for the reference of non-resident shareholders. Please note that the English translation is an abridged version of the complete text, highlighting several points that we believe will give non-resident shareholders an outline of the meeting agenda. It is not intended to influence shareholders in exercising their voting rights. Unfortunately, at this stage we are only able to provide official documents in Japanese. We ask for your understanding in this matter and thank you for your continued support of the Seiko Epson Corporation.

If you are unable to attend the meeting, please vote by using one of the following methods no later than 5:00 p.m., Monday, June 25, 2007 (Japan time). Prior to voting, you may wish to review the "Reference Materials for General Meeting of Shareholders" document, provided herein.

Voting by Mail

To vote by mail, please indicate on the enclosed voting form whether you approve or disapprove of each of the proposals and return the completed form to us. The completed form must be received no later than 5:00 p.m., Monday June 25, 2007 (Japan time).

Voting by Internet

To vote by Internet, please log into the shareholders' voting websites at http://www.it-soukai.com or https://daiko.mizuho-tb.co.jp to register your approval or disapproval (Japanese only). Voting by Internet must be completed no later than 5:00 p.m., Monday, June 25, 2007 (Japan time).

Sincerely yours,

Seiji Hanaoka

President

Seiko Epson Corporation
2-4-1 Nishishinjuku, Shinjuku-ku,
Tokyo

Description

1. Date and Time: 10:00 a.m., Tuesday, June 26, 2007 (Japan time)

2. Place: Prince Hall
5th Floor, Annex Tower, Shinagawa Prince Hotel
4-10-30, Takanawa, Minato-ku, Tokyo

Please note that the venue for the 65th Ordinary General Meeting of Shareholders is the same as that used in the previous year, but the name of the building has been changed.

3. Meeting Agenda

Reporting:

1. Report on operations, consolidated balance sheet, and consolidated statement of income for the 65th fiscal year (for the period from April 1, 2006 to March 31, 2007); and on the reports of the accounting auditors and of the board of statutory auditors regarding the consolidated financial statements for the 65th fiscal year.
2. Report on balance sheet and statement of income for the 65th fiscal year (from April 1, 2006 to March 31, 2007).

Proposals:

Proposal 1: Disposition of Retained Earnings

Proposal 2: Election of Nine Directors

Proposal 3: Election of a Statutory Auditor

Proposal 4: Election of an Accounting Auditor

4. Notes

(1) If you exercise your voting rights both by mail and by Internet, we will treat the vote by Internet as valid.

(2) Any revisions to the reference materials for the Ordinary General Meeting of Shareholders, report on operations, consolidated balance sheet, and consolidated statement of income shall be posted on the Company's website at http://www.epson.jp/IR/ (Japanese) and http://www.epson.co.jp/e/IR/investor_relations_index.htm (English).

(3) If attending the meeting in person, please remember to bring the ballot enclosed with these materials and to hand it to a receptionist.

(4) If you exercise your voting rights by proxy, you should appoint as proxy another shareholder with voting rights in the Company. A written letter of proxy should be brought to the meeting and handed to a receptionist.

* Following the adjournment of the general meeting, there will be a reception held at the same location to which all are welcome to attend.
* The Company offers institutional investors access to ICJ Inc.'s electronic voting platform.

The original and official convocation notice and attached documents are written in Japanese. This English translation is an abridged version of the original. In the event of any discrepancy between the original and the English translation, the original (Japanese version) shall prevail and the Company shall bear no responsibility for the discrepancy and consequences therefrom.

Reference Materials for Ordinary General Meeting of Shareholders

Proposals and related items

Proposal 1: Disposition of Retained Earnings

1. Items Relating to the Year-End Dividend

With respect to the year-end cash dividends on common stock shares for the fiscal year, the Company proposes to pay 32 yen per share.

Of this amount, 16 yen was paid out as an interim dividend in November 2006; hence, the year-end dividend will be 16 yen per share.

(1) Distribution of Dividend
16 yen per share, total amount 3,141,807, 952 yen

(2) Effective Date of Distribution

June 27, 2007

2. Other Items Realting to the Disposition of Retained Earnings

(1) Decreased Retained Earnings
Special Reserve: 20,000,000,000 yen

(2) Increased Retained Earnings
Retained Earnings Carried Forward: 20,000,000,000 yen

Note: Financial Highlights of the Company will be posted on the Company's website at http://www.epson.co.jp/e/IR.

Proposal 2: Election of Nine Directors

The terms of office of ten directors will end at the close of this meeting. The Company proposes to appoint nine directors.

Candidates for the director positions are as follows:

Candidate No.	Name (Date of Birth)	Summary of career, title, and other representative directorships		Shares of the Company's stock owned
1	Saburo Kusama	Apr. 1963	Joined the Company	30,700
	(Oct. 12, 1939)	Jun. 1990	Director of the Company	
		Jun. 1994	Managing Director of the Company	
		Jun. 1996	Senior Managing Director of the Company	
		Apr. 1997	Executive Vice-President of the Company	
		Apr. 2001	President of the Company	
		Apr. 2005	Chairman of the Company (current position)	
		Representative status of other companies		
		Chairman of the Board of Trustees of SE Gakuen, an educational foundation		
		Chairman of the Board of Trustees of Epson International Scholarship Foundation, an incorporated foundation		
2	Yasuo Hattori	Sep. 1985	Director of the Company	7,145,206
	(Apr. 30, 1940)	Sep. 1987	Director and Adviser of the Company	
		Jun. 1994	Executive Vice-President of the Company	
		Jun. 1995	Vice-Chairman of the Company (current position)	
		Representative status of other companies		
		Representative Director, Sun Kikaku Kabushiki Kaisha		
		Representative Director, Aoyama Kigyo Kabushiki Kaisha		
3	Seiji Hanaoka	Apr. 1970	Joined the Company	22,900
	(Sep. 28, 1947)	Jun. 1995	Director of the Company	
		Jul. 1996	Executive Vice President, Epson America, Inc.	
		Jun. 1999	Managing Director of the Company	
		Apr. 2002	Senior Managing Director of the Company	
		Apr. 2003	Executive Vice-President of the Company	
		Apr. 2005	President of the Company (current position)	
4	Norio Niwa	Apr. 1969	Joined the Company	22,000
	(Nov. 10, 1946)	Jun. 1997	Director of the Company	
		Jun. 1998	Managing Director of the Company	
		Apr. 2002	Senior Managing Director of the Company	
		Apr. 2003	Executive Vice-President of the Company (current position)	

Candidate No.	Name (Date of Birth)	Summary of career, title, and other representative directorships		Shares of the Company's stock owned
5	Masayuki Morozumi	Apr. 1968	Joined the Company	20,400
	(Aug. 28, 1947)	Jun. 1998	Director of the Company	
		Apr. 2002	Managing Director of the Company	
		Nov. 2004	Senior Managing Director of the Company (current position)	
6	Yasumasa Otsuki	Mar. 1979	Joined the Company	10,400
	(Jan. 13, 1945)	Jun. 2001	Director of the Company	
		Apr. 2002	Managing Director of the Company (current position)	
7	Kenji Kubota	Apr. 1977	Joined the Company	10,600
	(Dec. 4, 1953)	Jun. 2001	Director of the Company	
		Apr. 2003	Managing Director of the Company	
		Apr. 2006	Managing Director and General Administrative Manager of the Management Control Office of the Company (current position)	
8	Hiroshi Komatsu	Apr. 1976	Joined the Company	7,500
	(Apr. 1, 1954)	Jun. 2000	Director of the Company	
		Nov. 2004	Managing Director of the Company (current position)	
9	Minoru Usui	Nov. 1979	Joined Shinshu Seiki Co., Ltd. (now the Company)	9,700
	(Apr. 22, 1955)	Jun. 2002	Director of the Company	
		Nov. 2005	Director of the Company and General Administrative Manager of the Production Engineering & Development Division of the Company (current position)	

Note 1: Saburo Kusama is Chairman of the Board of Trustees of SE Gakuen, an educational foundation and Chairman of the Board of Trustees of Epson International Scholarship Foundation, an incorporated foundation. The Company makes contributions to these foundations.

Note 2: No other candidate is involved in activities that potentially conflict with the Company.

Proposal 3: Election of a Statutory Auditor

Statutory auditor Masayoshi Omae will retire from his position at the close of this meeting. The Company proposes to appoint a statutory auditor. The candidate for the statutory auditor position is as follows:

Name (Date of Birth)	Summary of career, title, and other representative directorships		Shares of the Company's stock owned
Masayoshi Shindo	Apr. 1969	Joined the Company	16,900
(Jan. 9, 1947)	Jun. 1996	Director of the Company	
	Jun. 2000	Managing Director of the Company	
	Jun. 2002	President of Epson Sales Japan Corporation (current position)	

Note 1: The Candidate is not involved in activities that potentially conflict with the Company.

Note 2: The candidate is the president of Epson Sales Japan Corporation, which is a subsidiary of the Company. He will retire from the position at the close of the ordinary general meeting of shareholders of Epson Sales Japan Corporation, which will be held June 25, 2007.

Proposal 4: Election of an Accounting Auditor

Our accounting auditor, ChuoAoyama PricewaterhouseCoopers, was ordered as of May 10, 2006 by the Financial Service Agency to suspend its business for two months from July 1, 2006 to August 31, 2006. As of July 1, 2006, ChuoAoyama PricewaterhouseCoopers lost its qualification and resigned from its position as accounting auditor of the Company. The Company selected Fuji Accounting Office as of July 3, 2006 and also Misuzu Audit Corporation (Corporate name has changed from ChuoAoyama PricewaterhouseCoopers as of September 1, 2006) as temporary accounting auditors of the Company.

The term of both accounting auditors will end at the close of the meeting. The Company proposes to appoint one accounting auditor. The candidate for accounting auditor is as follows:

Name	Ernest & Young ShinNihon		
Principal Place of Business	2-2-3 Uchisaiwai-cho, Chiyoda-ku, Tokyo, Japan		
History	Oct.	1985	Tetsuzo Ota & Co. and Showa Audit Corporation merged to form Showa Ota & Co.
	Apr.	2000	Showa Ota & Co. and Century Audit Corporation merged to form Century Ota Showa & Co.
	Jul.	2001	Corporate name changed to Shin Nihon & Co.
	Apr.	2004	Shin Nihon & Co.'s English name changed to Ernst & Young ShinNihon
Profile	Capital		1,694 million yen
	Workforce		Certified Public Accountants: 1,748
			(Representative Partners: 313)
			Junior Accountants: 978
			Administrators & Others: 1,106
			Total: 3,832
			(As of March 31st, 2007)

EXHIBIT B

ENGLISH DOCUMENTS

Set forth below are the English documents referred to in ANNEX A, Section B.

Section B item 1

March 14, 2007	Structural Reforms in the Display Business and FY2006 Revised Financial Results Outlook


EPSON
EXCEED YOUR VISION

Structural Reforms in the Display Business and FY2006 Revised Financial Results Outlook

March 14, 2007

Seiko Epson Corporation


EPSON
EXCEED YOUR VISION

Disclaimer

When reviewing this information please note that the information was created as of the date of the information, should be considered in the context of the circumstances prevailing at that time and is only correct as of that date. The information contains certain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, the competitive environment, market trends, general economic conditions, exchange rate fluctuations and our ability to continue to introduce new products and services on a timely basis.

This report is a simple translation of the Japanese version of the Structural Reforms in the Display Business and FY2006 Revised Financial Results Outlook explanatory presentation prepared in Japanese. No reclassification or rearrangement has been made.

Numerical values: Any portion of an amount less than the unit stated is disregarded.
Percentages: Rounded off to one decimal place.

Contents


EPSON
EXCEED YOUR VISION

Small- and Medium-Sized Display Business

1. Current Issues
2. Role of Each Technology
 - Color STN and MD-TFD
 - a-TFT and LTPS
 - Future Developments in Displays (Technology Strategy)
3. Operational Reforms
 - Review of Manufacturing
4. Extraordinary Loss/ Gain
5. Reducing Fixed Costs
6. Effects of Current Measures

FY2006 Revised Financial Results Outlook

Final Remarks

Current Issues -1

EPSON
EXCEED YOUR VISION

Small- and medium-sized display business

Market assumptions:
Expansion of handset and multimedia markets, and price erosion

Current issues

No significant changes in trends, price erosion within expected range

Assumptions in mid-range business plan FY2006 policies

Strengthen business structure through design-to-cost and reforming procurement strategy

Benefits from cost cutting

Improve customer relationships through stable supply and high quality products

Insufficient technical response to customer needs


EPSON
EXCEED YOUR VISION

Current Issues -2

Small- and medium-sized display business

Assumptions in mid-range business plan - Strategy for each LCD technology -		Current issues
Color STN	Respond to growing demand on shift from monochrome to low-end color	Did not achieve volume plan due to continuing robust demand for monochrome
MD-TFD	Respond to demand for active (128 x 160) LCDs	Effect of low-cost a-TFT LCDs
a-TFT	Respond to demand for QVGA and non-handset applications	Did not achieve volume plan in handsets and new applications
LTPS	Develop high-resolution displays for FY07 and beyond	Market for high-resolution LCDs still immature

Review role of each technology, and implement structural reforms in small- and medium-sized displays

Role of Each Technology


EPSON
EXCEED YOUR VISION

Color STN — Consolidate operations outside Japan

- ◇ Anticipate shift in demand from monochrome to color STN, and develop non-handset applications
- ◇ Shift all domestic operations outside Japan and boost efficiency

MD-TFD — Terminate operations in fiscal 2007

- ◇ Terminate all operations by the end of FY2007
- ◇ Close front-end lines at Epson Imaging Devices Head Office

Role of Each Technology


EPSON
EXCEED YOUR VISION

Strengthen and expand — Concentrate resources to answer customer needs

a-TFT and LTPS

Concentrate resources, improve cooperation by consolidating sales with development/ design, employ advanced manufacturing technology acquired from MD-TFD, improve capability by increasing productivity and yield, and answer customer needs

a-TFT

◇ Existing business (handsets, etc.):
Improve quality, cost and delivery (QCD), and answer customer needs
New applications (portable media players, etc.):
Offer distinctive technologies in high-value added fields

◇ Cost cutting: Improve profitability by standardizing platforms and components from the product design stage

LTPS

◇ Supplement low power consumption, compact design, and high-image quality with high resolution to make positive steps towards promising high-end applications such as smart phones, PDAs, and portable media players

Future Developments in Displays


EPSON
EXCEED YOUR VISION

(Technology Strategy)

- Refine traditional Epson strengths of low-power consumption, compact design, and high quality images
- Supplement each application with distinctive technologies, and add value for customers
- In the medium term, create I/O capable interactive displays that reflect the traditional strengths of Epson electronic devices, and propose these to customers


- 2007
- 2008
- 2009
- 2010
Value
Propose system-based displays
Application-specific technologies
Existing technology
Basic performance improvements (base technology)
Technology

Operational Reforms


EPSON
EXCEED YOUR VISION

Review of manufacturing

Review front-end processes

Technology	
Color STN	Consolidate operations outside Japan
MD-TFD	Terminate operations in FY2007
a-TFT, LTPS	Concentrate resources to answer customer needs

Personnel

Transfer to growth areas inside the Group

Transfer knowledge to other necessary areas

Strengthen and expand

Review back-end processes

Improve capability by increasing productivity and yield at back end manufacturing lines outside Japan, and consolidate at an appropriate time

Extraordinary Loss/ Gain


EPSON
EXCEED YOUR VISION

(Billions of yen)

Main items of extraordinary loss/ gain in FY2006

	Item	Annual total
Main	Epson Imaging Devices (small- and medium size display business) impairment losses	40.6
Others	Other losses on retirement of fixed assets	3.1
	Other extraordinary losses/ gains	4.3
		48.0

Effects in FY2007 and beyond

	Total effect of impairment losses on fixed assets			
	2007	2008	2009	Total
Effect of impairment losses (40.6 billion yen) in FY2007 and beyond	11.3	6.9	3.3	21.5


Reducing Fixed Costs
EPSON
EXCEED YOUR VISION
(Image only)
Effects of fixed costs restructuring
at end of FY2005
(FY2006: 4 bil. yen, FY2007: 3 bil. yen)
Amount of fixed costs reduced by
impairment at end of FY2006
(FY2007: 11.3 billion yen)
Effects of current structural reforms on
fixed costs
- Reduced lease and depreciation
charges, labor costs, etc.
Fixed cost reductions and
reorganization aimed at creating
profit-generating business
structure
FY2005
FY2006
FY2007

Effects of Current Measures


EPSON
EXCEED YOUR VISION

(Billions of yen)

Effects in FY2007 and beyond

	Total effects of impairment on fixed assets			
	2007	2008	2009	Total
Effect of impairment losses (40.6 billion yen) in FY2007 and beyond	11.3	6.9	3.3	21.5

Value of profitability improvements driven by structural reforms

Small- and medium-sized display business
FY2007: Big improvement in profitability
FY2008 onwards: Return to the black

Cash flow improvement

- Profitability improved through structural reform
- Investment reduced through design standardization
- Inventory reduced through operational reform

Cash flow
Large improvement from FY2007, positive forecast

FY2006 Financial Results Outlook


EPSON
EXCEED YOUR VISION

(Billions of yen)	FY2005		FY2006				Change (amount & %)	
	Actual	%	1/26 outlook	%	Current outlook	%	YoY	Vs. 1/26 outlook
Net sales	1,549.5	-	1,411.0	-	1,414.0	-	-135.5 -8.7%	+3.0 +0.2%
Operating income	25.7	1.7%	40.0	2.8%	50.0	3.5%	+24.2 +94.1%	+10.0 +25.0%
Ordinary income	27.9	1.8%	40.0	2.8%	48.0	3.4%	+20.0 +71.5%	+8.0 +20.0%
Net income Before income taxes	-20.0	-1.3%	33.0	2.3%	0	0.0%	+20.0 -	-33.0 -
Net income	-17.9	-1.2%	14.0	1.0%	-18.0	-1.3%	-0 -	-32.0 -
EPS	-¥91.24		¥71.30		-¥91.67			
Exchange rate USD	¥113.31		¥116.00		¥117.00			
Exchange rate EUR	¥137.86		¥148.00		¥150.00			

FY2006 Financial Results Outlook (Net Sales)


EPSON
EXCEED YOUR VISION

▶By business segment

Full-year net sales

(Billions of yen)

Segment	FY2005 Actual	FY2006 1/26 outlook	FY2006 Current outlook
Consolidated total	1,549.5	1,411.0	1,414.0
Other	32.9	30.0	30.0
Precision products	85.7	88.0	87.0
Electronic devices	526.9	444.0	446.0
Information equipment	976.4	911.0	911.0
Eliminations	72.5	62.0	60.0

Second-half net sales

(Billions of yen)

Segment	2H 1/26 outlook	2H Current outlook
Consolidated total	733.6	736.6
Other	14.5	14.5
Precision products	41.9	40.9
Electronic devices	212.9	214.9
Information equipment	493.0	493.0
Eliminations	-28.8	26.8

Segment	Year-on-year	Vs. 1/26 outlook
Consolidated total	-92.7	+3.0
Other	-2.1	±0
Precision products	-1.8	-1.0
Electronic devices	-54.0	+2.0
Information equipment	-42.6	±0
Eliminations		

FY2006 Financial Results Outlook (Operating Income)

▶By business segment



EPSON
EXCEED YOUR VISION
Full-year operating income
(Billions of yen)
25.7
40.0
50.0
100
80
60
40
20
0
-20
-40
0.9
2.3
45.0
-9.7
-12.7
0.0
4.0
74.0
-26.0
-12.0
0.0
4.0
82.0
-25.0
-11.0
FY2005 Actual
FY2006 1/26 outlook
FY2006 Current outlook
Second-half operating income
(Billions of yen)
19.0
29.0
70
60
50
40
30
20
10
0
-10
-20
-30
1.2
41.6
-17.6
-5.7
-0.4
1.2
49.6
-16.6
-4.7
-0.4
2H
2H
1/26 outlook
Current outlook
Consolidated total
Year-on-year +9.3
Vs. 1/26 outlook +10.0
Precision products
Year-on-year -0.1
Vs. 1/26 outlook ±0
Information Equipment
Year-on-year +19.7
Vs. 1/26 outlook +8.0
Electronic devices
Year-on-year -10.0
Vs. 1/26 outlook +1.0
Other
Year-on-year +0.8
Vs. 1/26 outlook +1.0
Eliminations

Final Remarks


EPSON
EXCEED YOUR VISION

Inkjet printer business

FY2006

Profit-oriented strategy
Strategic reduction of unprofitable models with low print volumes, and concentration on profitable models

Effects of cost cutting, improved business structure, and improved profitability

FY2007

Hardware unit growth in segments and regions with high print volumes, and increase overall volume

Build on structural improvements of FY2006, and continued cost cutting

FY2008 onwards

Expand inkjet for industrial and commercial use, and expand in high-print-volume segments such as business and advanced amateur photo

Market leading value and performance

April 26, 2007

CONSOLIDATED RESULTS FOR YEAR ENDED MARCH 31, 2007

RECEIVED
2007 JUN 19 A

SEIKO EPSON CORPORATION
3-5 Owa 3-chome Suwa, Nagano
392-8502, Japan
Tel: +81-266-52-3131
http://www.epson.co.jp/e/

EPSON

April 26, 2007

CONSOLIDATED RESULTS FOR YEAR ENDED MARCH 31, 2007

Consolidated Financial Highlights

<Income statements and cash flows data> (Millions of yen, thousands of U.S. dollars, except for per share data)

	Year ended March 31			Change	Year ended March 31,
	2005	2006	**2007**		**2007**
Statements of Income Data:					
Net sales	¥1,479,750	¥1,549,568	**¥1,416,032**	(8.6%)	**$11,995,188**
Operating income	90,967	25,758	**50,343**	95.5%	**426,455**
Income (loss) before income taxes and minority interest	73,647	(20,047)	**3,476**	- %	**29,445**
Net income (loss)	55,689	(17,917)	**(7,094)**	- %	**(60,093)**
Statements of Cash Flows Data:					
Cash flows from operating activities	162,489	117,497	**160,229**	36.4%	**1,357,298**
Cash flows from investing activities	(99,396)	(95,266)	**(76,419)**	(19.8%)	**(647,344)**
Cash flows from financing activities	(96,373)	19,123	**(30,150)**	- %	**(255,400)**
Cash and cash equivalents at the end of the year	234,904	280,114	**334,873**	19.5%	**2,836,705**
Per Share Data:					
Net income (loss) per share -Basic	¥283.60	¥(91.24)	**¥(36.13)**	- %	**$(0.31)**
-Diluted	¥-	¥-	**¥-**	- %	**$-**

<Balance sheets data> (Millions of yen, thousands of U.S. dollars, except for per share data)

	March 31		
	2006	**2007**	**2007**
Total assets	¥1,325,206	**¥1,284,412**	**$10,880,237**
Shareholders' equity	474,520	**470,317**	**3,984,049**
Shareholders' equity ratio (%)	35.8%	**36.6%**	**36.6%**
Shareholders' equity per share	¥2,416.54	**¥2,395.14**	**$20.29**

Notes

I. The consolidated figures are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated figures prepared by the Company as required by the Securities and Exchange Law of Japan.

II. Figures in 'Change' column are comparisons with the same period of the previous year.

III. Diluted net income per share are presented only if there are dilutive factors present.

IV. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥118.05 = U.S.$1 at March 31, 2007 has been used for the purpose of presentation.

Operating Performance Highlights and Financial Condition

1. Fiscal 2006 Full-Year Overview

A global economic recovery continued throughout the period under review. The recovery was underpinned by continued economic growth in China and across the rest of Asia, as well as by a recovery in Europe. The U.S. economy also continued to grow, though the pace of expansion eased somewhat. Meanwhile, the Japanese economy also recovered despite a slowdown in personal spending, as improved corporate earnings spurred a rise in capital spending and production.

The Epson Group's ("Epson") main markets were as follows. The inkjet printer market, which continued shifting further toward multifunction ("all-in-one") printers, saw demand outside Asia contract year-on-year. The laser printer market saw solid growth in monochrome units, particularly in developing countries, and robust growth in color units, primarily in developed countries.
The total projector market expanded, particularly outside Japan. Low-priced models fueled growth in the business market, while rising demand for home-theater projectors fed an expansion of the home market.
The market for electronic devices used in mobile phones remained firm. This firmness was due primarily to strong demand for replacement handsets in North America, Europe and China, as well as to new subscriber demand in the developing countries of Asia and Africa.
Meanwhile, however, the markets for Epson's information-related equipment and electronic device products suffer from continued price erosion due to fierce competition in every segment and a relentless shift of demand toward the low-price zone.
In the precision products market, demand for solar-powered radio-controlled watches remained steady in Japan while demand for eyeglass lenses shifted toward the low-price zone. In factory automation systems, meanwhile, there was a second-half backlash following the strong first half, when sales were driven higher by robust demand for semiconductors used in goods such as mobile phones.

Epson responded to deterioration in its financial performance last year by launching, in March 2006, a new mid-range business plan called “Creativity and Challenge 1000.” Seiko Epson Corporation (“the Company”) began driving a variety of actions designed to improve business performance and restart growth in line with this plan.
The mid-range business plan yielded some progress and positive results in the year under review in the inkjet printer business. Here, the company painstakingly restructured its regional product mixes so as to maximize profitability, and began strategically reducing shipments of low print-volume, low-profit models.
On the other hand, Epson reduced its fixed costs during the previous fiscal year via fixed-cost restructuring initiatives that primarily targeted the electronic devices segment. However, the small- and medium-sized display business has been slow to recover, largely because the business landscape assumed by the mid-range business plan has undergone unforeseen upheaval. In response to this situation, Epson is readjusting its business strategy and implementing further structural changes. Accordingly, the company recorded ¥41,165 million in reorganization costs, for costs associated impairments and other actions. As a result, Epson is now financially positioned to pursue its business strategies.

The average exchange rates of the yen against the U.S. dollar and of the yen against the euro during the year under review were ¥117.02 and ¥150.09, respectively. This represents a 3% depreciation in the value of the yen against the dollar and a 9% depreciation in the value of the yen against the euro compared to the prior year.

As a result of the foregoing factors, net sales for the full fiscal year were ¥1,416,032 million ($11,995,188 thousand), down 8.6% from the prior year. Operating income was ¥50,343 million ($426,455 thousand), up

95.5% from the prior year. Income before income taxes and minority interest was ¥3,476 million ($29,445 thousand), compared to a loss of ¥20,047 million in the previous year. And net loss was ¥7,094 million ($60,093 thousand), compared to a net loss of ¥17,917 million in the previous year.

Operating Performance Highlights by Business Segments

A segment-by-segment breakdown of financial results is provided below.

Information-related equipment:

In the printer business as a whole, net sales declined. Inkjet printer (including consumables, as in all printer discussions below) net sales benefited from a weaker yen but declined due to a pair of factors. One was an initiative, conducted in line with the first year of Epson's mid-range business plan, to strategically reduce shipments of low-profit inkjet models that contribute negligibly to sales of supplies. The other was price erosion. Dot-matrix printers benefited from a weaker yen and a rise in unit volume, though low-priced models rose as a percentage of total sales. Terminal module sales benefited from an increase in demand for high added-value models, as well as from a weaker yen. In laser printers, unit shipments of low-profit models were strategically pared amid intensified price competition.

In the visual instruments business, demand for liquid crystal monitors for the amusement sector declined, as did demand for OEM projection TV engines. On the other hand, 3LCD projector demand grew sharply, especially for popularly priced business models. Together, these factors resulted in slightly higher sales revenues in the visual instruments business as a whole.

Operating income in the information-related equipment segment increased. A number of factors contributed to the increase, including a marketing strategy that emphasizes inkjet and laser printer profitability, higher revenue from terminal modules and 3LCD projectors, reduced selling, general and administrative expenses, and a weaker yen.

As a result of the foregoing factors, full-year net sales in the information-related equipment segment were ¥916,330 million ($7,762,219 thousand), down 6.2% from the prior year, while operating income was ¥84,236 million ($713,562 thousand), up 87.1% from the prior year.

Please note that, effective as of the start of the fiscal year under review, "printer business" is used instead of "imaging and information products business."

Electronic devices:

The display business as a whole posted sharply lower revenue. Although display sales benefited from a rise in handset demand, prices for MD-TFD LCDs, amorphous-silicon TFT LCDs, and color STN LCDs were driven lower by intensified competition. Meanwhile, there was continued general weakness in orders for low-temperature polysilicon TFT LCDs.

Revenues in the semiconductor business as a whole declined. System LSI volume declined as competition intensified. Volumes and prices of other semiconductor products also declined.

In the quartz device business, prices declined across the board, but revenues were sharply higher as a result of the business merger with Toyo Communication Equipment.

Operating income in the electronic device segment declined. The decline was due to a steep drop in LCD revenue. This drop in revenue more than offset the higher revenues created by the quartz device business

merger and negated an improvement in profitability in the semiconductor business, which shed fixed costs in conjunction with the reorganization carried out last fiscal year.

As a result of the foregoing factors, full-year net sales in the electronic devices segment were ¥444,703 million ($3,767,073 thousand), down 15.6% from the prior year, while operating loss was ¥26,055 million ($220,712 thousand) versus an operating loss of ¥9,759 million a year ago.

Precision products:

The precision product segment as a whole reported higher revenue. Although revenue was adversely affected by a move that placed the optical device business under the electronic device segment, total revenues benefited chiefly from sales of new industrial inkjet systems and from increased sales of mid- and high-end watch products.

Operating income in the precision product segment rose due to an increase in sales of high added-value watch products in the medium- and high-price ranges.

As a result of the foregoing factors, full-year net sales in the precision product segment were ¥87,744 million ($743,278 thousand), up 2.3% from the prior year, while operating income was ¥3,576 million ($30,292 thousand), up 52.1% from the prior year.

Operating Performance Highlights by Geographic Segments

A region-by-region breakdown of financial results is provided below.

Japan:

Quartz device and 3LCD projector revenues increased. Meanwhile, MD-TFD LCD, low-temperature polysilicon TFT LCD, amorphous-silicon TFT LCD, and laser printer revenues declined. As a result, net sales were ¥1,243,158 million ($10,530,775 thousand), down 4.9% from the prior year, while operating income was ¥35,088 million ($297,230 thousand) versus an operating loss of ¥16,327 million last year.

The Americas:

3LCD projector and terminal module market revenues grew, while inkjet printer revenue declined. As a result, net sales were ¥291,638 million ($2,470,461 thousand), down 5.6% from the prior year, while operating income was ¥11,903 million ($100,830 thousand), down 5.8% from last year.

Europe:

Revenues were up for 3LCD projectors but were down for inkjet printers and laser printers. As a result, net sales were ¥299,384 million ($2,536,078 thousand), down 4.6% from the prior year, while operating loss was ¥408 million ($3,456 thousand) versus operating income of ¥7,676 million last year.

Asia / Oceania:

This region saw revenue growth in amorphous-silicon TFT LCDs and quartz devices, but witnessed a decline in revenues from inkjet printers, MD-TFD LCDs, and low-temperature polysilicon TFT LCDs. As a result, net sales were ¥787,487 million ($6,670,792 thousand), down 6.2% from the prior year, while operating income was ¥21,194 million ($179,534 thousand), down 16.6% from last year.

2. Cash Flow Performance

Cash flows from operating activities during the full year included net loss of ¥7,094 million ($60,093

thousand). For adjustments to reconcile net loss to net cash provided by operating activities, depreciation and amortization, principally in the electronic devices and information-related equipment segments, was ¥88,830 million ($752,478 thousand). For changes to assets and liabilities, notes and accounts receivable, trade decreased by ¥29,897 million ($253,257 thousand), while notes and accounts payable, trade decreased by ¥10,864 million ($92,029 thousand). Inventories decreased by ¥21,281 million ($180,271 thousand). Income taxes paid were ¥13,774 million ($116,679 thousand) As a result, net cash provided by operating activities was ¥160,229 million ($1,357,298 thousand).

Cash outflows from investing activities were ¥76,419 million ($647,344 thousand) due to capital expenditures, principally in the electronic devices and information-related equipment segments amounted to ¥79,316 million ($671,884 thousand).

Cash outflows from financing activities were ¥30,150 million ($255,400 thousand). There was a ¥30,000 million ($254,130 thousand) increase from a new issue of corporate bonds. Short-term borrowings and long-term borrowings were reduced by ¥52,896 million ($448,081 thousand) due to corporate bond refinancing and repayment at maturity.

As a result, cash and cash equivalents at the end of this fiscal year was ¥334,873 million ($2,836,705 thousand).

3. Basic Policy on Profit Allocation

Epson strives for the ongoing enhancement of management efficiency and profitability. These efforts are resulting in the improved cash flows required to fulfill Epson's basic policy of consistently providing a stable payment of dividends. Epson is thus committed to returning profits to shareholders, following a comprehensive analysis of the Company's funding needs in light of future business strategies, as well as its performance and financial outlook.

Although Epson booked a net loss as a result of impairment losses and other factors, it has decided to proceed with its planned dividend allocation of ¥32 per share (including an interim dividend of ¥16 per share). This is because structural reforms in core businesses have laid the ground for a return to profitability, and to fulfill shareholders' expectations of stable dividends.

Epson intends to allocate an internal reserve to capital investment to strengthen its corporate structure, and to invest in research and development for new technologies to strengthen the Company's future management structure.

Dividend allocation for the next period is also planned at ¥32 per share.

4. Fourth-Quarter Operating Performance

Fourth-quarter net sales were ¥341,934 million ($2,896,518 thousand), a decline of 8.6% compared to the same period last year. A number of factors contributed to the decline. Chief among them were lower unit volume and price erosion in inkjet printers, and a decline in orders and lower prices for MD-TFD LCDs and amorphous-silicon TFT LCDs due to fierce competition. Operating income was ¥4,018 million ($34,036 thousand), up 52.7% from the same period last year. Although operating income was adversely affected by the sharp decline in display business revenue, operating income increased overall primarily due to an inkjet printer marketing strategy that emphasizes sales of higher-profit models, increased revenue from terminal modules, reduced selling, general and administrative expenses, and a weaker yen. Loss before income taxes and minority interest was ¥36,620 million ($310,208 thousand), as compared to a loss of ¥39,978 million in the same period last year. Net loss for the quarter was ¥21,035 million ($178,187 thousand), versus a net loss of ¥25,848 million in the same period last year, as the company recorded

¥39,161 million ($331,732 thousand) in reorganization costs associated primarily with impairment losses and a reorganization of production sites in the display business.

5. Fiscal 2007 forecast

The global economic recovery is expected to continue during the 2007 fiscal year ending March 31, 2008, though the effect of crude oil prices on the Japanese and other economies remains a source of uncertainty that will need to be monitored.
The U.S. economy is expanding moderately on higher spending, while the economies of Asia, and particularly China, continue to expand. In addition, with the European economy in recovery mode, a sustained global economic recovery appears likely. In Japan, where strength in the corporate sector is spreading to the consumer sector, domestic demand is seen contributing to a continuation of the current economic recovery.

The expectations in Epson's core markets are summarized below. Inkjet printer market demand is expected to continue shifting away from single-function printers and toward multifunction printers (all-in-ones) and photo printers. Meanwhile, multifunction printer prices will likely continue downward under intense market competition. In the laser printer market, prices are expected to drop due to market competition. The total projector market is expected to grow, but prices will likely continue to slide further under the weight of heavy market competition.
In the market for small- and medium-sized displays, volume is expected to rise, but continued price erosion is predicted. The semiconductor market, meanwhile, should gradually expand, but prices are expected to further decline in a fiercely competitive marketplace.

Given these expectations, Epson projects the situation in each of its three business segments to be as follows. In the information-related equipment segment, total sales are expected to decline. Growth is forecast for sales of dot-matrix printers in the South American and Southeast Asian markets, as well as for sales of terminal modules in the European and American markets. Projector sales are also seen rising, primarily in business use in the European and American markets. Conversely, however, inkjet printer sales revenues are expected to be adversely affected by falling prices, despite rising printer volume. Moreover, laser printer sales revenues are expected to decline mainly due to intentional reduction in the number of low-priced models.
In the electronic devices segment, total sales revenue is expected to decline. Quartz device business sales are projected to rise due to an expansion of the market for mobile phones and personal computers. On the other hand, revenue in the display business is forecast to decline. Although a concentration of resources on amorphous-silicon TFT LCDs and low-temperature polysilicon TFT LCDs will lead to an increase in shipments, this will be offset by a fall in volume associated with the termination of the MD-TFD LCD business and by price erosion. Likewise in the semiconductor business, the Company expects declining sales revenue, primarily due to lower unit volume and price erosion.
In the precision product segment, sales revenues are expected to decline. The decline is anticipated due to a slowdown in orders for factory automation equipment and despite increased sales of high added-value products in the watch and optical products businesses.

The figures in the outlook are based on assumed exchange rates of ¥114 to the U.S. dollar and ¥148 to the euro.

Taking into account the foregoing factors, Epson's expectations for the 2007 fiscal year (ending March 31, 2008) are as follows.

Consolidated Half-Year Results Outlook

	FY2006	FY2007	Change	
Net sales	¥677.4 billion	**¥656.0 billion**	-¥21.4 billion	(-3.2%)
Operating income	¥21.0 billion	**¥19.0 billion**	-¥2.0 billion	(-9.3%)
Income before income taxes and minority interest	¥16.2 billion	**¥16.0 billion**	-¥0.2 billion	(-1.3%)
Net income	¥0.4 billion	**¥7.0 billion**	+¥6.6 billion	(-%)
Foreign exchange rate	$1USD = ¥115 1 EURO = ¥146	**$1USD = ¥114** **1 EURO = ¥148**		

Consolidated Full-Year Results Outlook

	FY2006	FY2007	Change	
Net sales	¥1,416.0 billion	**¥1,393.0 billion**	-¥23.0 billion	(-1.6%)
Operating income	¥50.3 billion	**¥61.0 billion**	+¥10.7 billion	(+ 21.2%)
Income before income taxes and minority interest	¥3.5 billion	**¥55.0 billion**	+¥51.5 billion	(-%)
Net income (loss)	(¥7.1 billion)	**¥30.0 billion**	+¥37.1 billion	(-%)
Foreign exchange rate	$1USD = ¥117 1 EURO = ¥150	**$1USD = ¥114** **1 EURO = ¥148**		

Cautionary Statement

This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements are subject to various risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

Overview of the Business Group

Epson's main business segment includes the development, manufacturing and marketing of information-related equipment, electronic devices, precision products, and other products. Research and development and product development are mainly conducted by the Company. Production and sales are conducted by the company and its subsidiaries and affiliates, domestic and abroad, under the management of the company's operations divisions.

The following is a brief description of each business segment and the main subsidiaries and affiliates of each business segment.

Information-related equipment business segment:

This segment includes the printer business, the visual instruments business and others. This segment develops, manufactures and sells mainly printers, 3LCD projectors, and personal computers.

Operations	Main products	Main subsidiaries and affiliates	
		Manufacturing company	Sales company
Printer	Color inkjet printers, laser printers, dot matrix printers, large format inkjet printers, and related supplies, color image scanners, mini-printers, printers for use in POS systems and others	Tohoku Epson Corporation Orient Watch Co., Ltd. Epson Portland Inc. Epson El Paso, Inc. Epson Telford Ltd. Epson Precision (Hong Kong) Ltd. Singapore Epson Industrial Pte. Ltd. P.T. Indonesia Epson Industry Epson Precision (Philippines), Inc. Tianjin Epson Co., Ltd.	Epson Sales Japan Corporation Epson America, Inc. Epson (U.K.) Ltd. Epson Deutschland GmbH Epson France S.A. Epson Italia s.p.a. Epson Iberica, S.A. Epson Korea Co., Ltd. Epson (Shanghai) Information Equipment Co., Ltd. Epson Hong Kong Ltd. Epson Taiwan Technology & Trading Ltd. Epson Singapore Pte. Ltd. Epson Australia Pty. Ltd.
Visual instruments	3LCD projectors, HDTV LCD projection televisions, LCD monitors, label writers and others	Epson Precision (Hong Kong) Ltd.	
Others	Personal computers and others	-	Epson Sales Japan Corporation Epson Direct Corporation

Electronic devices business segment:

This segment includes the display business, the semiconductor business, and the quartz device business. This segment develops, manufactures and sells mainly small- and medium-sized LCDs, CMOS LSI, and crystal oscillators.

Operations	Main products	Main subsidiaries and affiliates	
		Manufacturing company	Sales company
Display	Small- and medium-sized LCDs, HTPS-TFT panels for 3LCD projectors and others	Epson Imaging Devices Corporation Suzhou Epson Co., Ltd. Epson Imaging Devices (H.K.) Ltd. Epson Imaging Devices (Phils.) Inc.	Epson Toyocom Corporation Epson Imaging Devices Corporation Epson Electronics America, Inc. Epson Europe Electronics GmbH Epson (China) Co., Ltd. Epson Hong Kong Ltd. Epson Taiwan Technology & Trading Ltd. Epson Singapore Pte. Ltd.
Semiconductor	CMOS LSI and others	Tohoku Epson Corporation Yasu Semiconductor Corporation Singapore Epson Industrial Pte. Ltd.	
Quartz device	Crystal units, crystal oscillators, optical devices and others	Epson Toyocom Corporation Orient Watch Co., Ltd. Suzhou Epson Co., Ltd. Epson Toyocom Malaysia Sdn. Bhd. Epson Toyocom (Thailand) Ltd.	

Note: Yasu Semiconductor Corporation (YSC) became a wholly-owned subsidiary of the Company on July 1, 2006 and its dissolution took place on March 30, 2007 along with a transfer of business assets to Omron Corp. and Omron Semiconductors Co., Ltd. YSC is currently in the process of liquidation.

Precision products business segment:

This segment includes the watch business, the optical products business, and the factory automation systems business. This segment develops, manufactures and sells mainly watches, watch movements, plastic corrective lenses, precision industrial robots and others.

Operations	Main products	Main subsidiaries and affiliates	
		Manufacturing company	Sales company
Watch	Watches, watch movements and others	Epson Precision (Hong Kong) Ltd. Singapore Epson Industrial Pte. Ltd.	Time Tech (Hong Kong) Ltd. Time Module (Hong Kong) Ltd.
Optical products	Plastic corrective lenses and others	Seiko Lens Service Center Corporation	-
Factory automation systems	Precision industrial robots, IC handlers, industrial inkjet equipment and others	-	Epson America, Inc. Epson Deutschland GmbH

Other business segment:

This segment comprises the businesses of subsidiaries that offer services within Epson, and new businesses still in the start-up phase that are aimed at optimizing current management resources.

The following operations system diagram describes the overview of the business group outlined above.

Customers

[Sales companies]
Epson Sales Japan Corporation
Epson America, Inc.
Epson (U.K.) Ltd.
Epson Deutschland GmbH
Epson France S.A.
Epson Italia s.p.a.
Epson (Shanghai) Information Equipment Co., Ltd.
Epson Hong Kong Ltd.
Epson Taiwan Technology & Trading Ltd.
Epson Singapore Pte. Ltd.

[European regional headquarters]
Epson Europe B.V.

[Sales companies]
Epson Electronics America, Inc.
Epson Europe Electronics GmbH
Epson (China) Co., Ltd.
Epson Hong Kong Ltd.

[Sales/manufacturing companies]
Epson Imaging Devices Corporation
Epson Toyocom Corporation

[Manufacturing companies]
Orient Watch Co., Ltd
Suzhou Epson Co., Ltd.
Epson Imaging Devices (H.K.) Ltd.

[Sales companies]
Epson America, Inc.
Epson Deutschland GmbH
Time Tech (Hong Kong) Ltd.
Time Module (Hong Kong) Ltd.

Seiko Epson Corporation

[Manufacturing companies]
Orient Watch Co., Ltd
Epson El Paso, Inc.
Epson Precision (Hong Kong) Ltd.
Singapore Epson Industrial Pte. Ltd.
P.T. Indonesia Epson Industry
Epson Precision (Philippines), Inc.

[Manufacturing companies]
Yasu Semiconductor Corporation
Singapore Epson Industrial Pte. Ltd.

[Manufacturing companies]
Epson Precision (Hong Kong) Ltd.
Singapore Epson Industrial Pte. Ltd.

[Service companies]
Epson Logistics Corporation

Information-related Equipment Business Segment

Electronic Devices Business Segment

Precision Products Business Segment

Other Business Segment

Note: 1. Time Module (Hong Kong) Ltd. is an equity method affiliate. All others are consolidated subsidiaries.

2. Epson Toyocom Corporation, a subsidiary of the Company, is listed on the first section of Tokyo Stock Exchange.



Management Policy

1. Basic Management Policy

Epson strives to fulfill its responsibilities as a good corporate citizen on a variety of fronts. These responsibilities include paying close attention to corporate ethics and risk management, improving customer satisfaction and product quality, and managing environmental performance. With "creativity and challenge" as the focal point for the Group's collective capabilities, Epson is aiming to further enhance its corporate value.

Epson is a progressive company, trusted throughout the world
because of our commitment to customer satisfaction,
environmental conservation, individuality, and teamwork.
We are confident of our collective skills and meet challenges
with innovative and creative solutions.

2. Medium- to Long-Term Management Strategy and Issues

In 2003, Epson charted its future course with a medium- to long-term corporate vision, SE07. SE07 outlines the Company's plans for achieving steady growth into the future and for fully capitalizing on its core competencies as a leading name in imaging solutions. Targeting the convergence of imaging domains is at the heart of the corporate vision. In line with this vision, Epson is concentrating its management resources in business domains where it can leverage its strengths; namely, the so-called "3i" imaging fields: imaging on paper (i1), imaging on screen (i2), and imaging on glass (i3). Epson seeks to further expand each domain by leveraging teamwork and synergies between its finished product and electronic device businesses, while at the same time creating new markets and businesses by emphasizing teamwork and convergence in the "3i" fields.

Epson remains committed to the original direction of SE07 but is operating in an extremely difficult business environment. The Company is faced with intensifying price competition and shrinking product cycle times. These are largely a result of two factors. One is the escalating competition brought about by advances in digital technology that have lowered barriers to market entry. The other is product and technology maturation, which is making differentiation increasingly difficult.

Under these difficult market conditions, Epson established, in March 2006, a new mid-range business plan called “Creativity and Challenge 1000” and began driving a variety of actions designed to improve the profitability of its businesses. The new plan is meeting with some success. In its core inkjet printer business, Epson improved its financial performance in large part by pursuing a sales and marketing strategy that is more tightly focused on profitability. As a company, moreover, Epson exceeded the fiscal 2006 ordinary income target it set for itself in its mid-range business plan. On the other hand, the small- and medium-sized display business has been slow to recover, largely because the business landscape assumed by the mid-range business plan has undergone unforeseen upheaval. In response to this situation, Epson is reassessing the direction of this business. In conjunction with this, Epson has taken a loss on impairment of fixed assets this year, thereby putting itself in a financial position to pursue its business strategies. Going forward, Epson will seek to use its distinctive, differentiated technologies to make its LCD products more

competitive. Toward that end, the company will allocate its resources to amorphous-silicon TFT LCDs and low-temperature polysilicon TFT LCDs, and will restore the basic focus of the small- and medium-sized display business so as to make further strides in areas of traditional strength: low-power designs, thin profiles and high image quality.

For the 2007 fiscal year ending March 31, 2008, Epson will strive to further improve profitability but expects net income to decline from the prior year, primarily in the small- and medium-sized display business. Fiscal 2007, the second year in Epson's mid-range business plan, will be a period for accelerating the actions outlined in the plan. These actions are designed to leverage the company's core technologies to create "real customer value" and to achieve growth in income-generating net sales revenue in and beyond fiscal 2008. Individual action plans and strategies will be developed on the basis of the Epson Group's mid-range management policies outlined below.

Epson believes that these actions will enable it to reach its commitment of ¥100 billion in ordinary income in fiscal 2008.

Epson Group Mid-Range Business Policies

- Redefine & reinforce the business and product portfolio

 Reinforce and maintain No. 1 product families and further enhance capabilities in research, technology and product development to drive solid growth in the future.
- Streamline costs

 Rebuild all businesses and operations around cost, driving home efficiency of all costs.
- Reform the corporate culture

 Everyone must go back to the fundamentals of Epson found in the spirit of "Creativity and challenge," "S&A (Start together and achieve together)" and "One Epson" to radically boost earnings potential and ensure solid future growth.
- Reform the governance system

 During the year under review Epson introduced a corporate executive officer system, reduced the number of directors, and shortened the terms of directors. Moving forward, the Company will strive for greater separation between the corporate management and oversight function and the operations function. Moreover, Epson will seek to increase transparency and energy at all levels of management.
- Reorganize the device businesses

 During the year under review Epson carried out various measures designed to improve the efficiency and profitability of its semiconductor and display businesses, but further reorganization steps will be taken to ensure a recovery in the future.

Consolidated Balance Sheets

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2006	2007	2007
ASSETS			
Current assets:			
Cash and cash equivalents	¥280,114	¥334,873	$2,836,705
Time deposits	2,363	2,222	18,823
Short-term investments	2,000	-	-
Notes and accounts receivable, trade	244,770	218,988	1,855,044
Inventories	192,015	178,623	1,513,113
Deferred income taxes	34,952	33,235	281,533
Other current assets	42,865	48,991	415,002
Allowance for doubtful accounts	(3,677)	(3,658)	(30,987)
Total current assets	795,402	813,274	6,889,233
Property, plant and equipment:			
Buildings and structures	450,071	443,713	3,758,687
Machinery and equipment	568,293	560,587	4,748,725
Furniture and fixtures	208,944	207,930	1,761,372
Land	66,874	63,384	536,925
Construction in progress	6,060	5,804	49,166
Other	140	222	1,881
	1,300,382	1,281,640	10,856,756
Accumulated depreciation	(874,264)	(902,608)	(7,645,981)
	426,118	379,032	3,210,775
Investments and other assets:			
Investment securities	47,479	45,739	387,454
Investments in affiliates	2,331	2,443	20,695
Deferred income taxes	11,142	6,451	54,646
Intangible assets	24,287	24,895	210,885
Other assets	18,901	12,925	109,488
Allowance for doubtful accounts	(454)	(347)	(2,939)
	103,686	92,106	780,229
Total assets	¥1,325,206	¥1,284,412	$10,880,237

The accompanying notes are an integral part of these financial statements.

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2006	**2007**	**2007**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term borrowings	¥49,804	**¥37,498**	**$317,645**
Current portion of long-term debt	113,731	**96,364**	**816,298**
Notes and accounts payable, trade	128,605	**118,815**	**1,006,481**
Accounts payable, other	102,341	**107,969**	**914,604**
Income taxes payable	12,274	**7,578**	**64,193**
Deferred income taxes	609	**359**	**3,041**
Accrued bonuses	11,833	**16,950**	**143,583**
Accrued warranty costs	17,974	**12,726**	**107,802**
Accrued litigation and related expenses	6,191	**4,816**	**40,796**
Other current liabilities	64,009	**73,050**	**618,806**
Total current liabilities	507,371	**476,125**	**4,033,249**
Long-term liabilities:			
Bonds	52,700	**80,000**	**677,679**
Long-term debt	212,859	**190,046**	**1,609,877**
Accrued pension and severance costs	31,397	**25,556**	**216,485**
Accrued directors' and statutory auditors' retirement allowances	2,096	**-**	**-**
Accrued recycle costs	554	**738**	**6,251**
Accrued warranty costs	-	**1,496**	**12,672**
Accrued litigation and related expenses	2,349	**826**	**6,997**
Deferred income taxes	1,143	**1,978**	**16,756**
Other long-term liabilities	8,512	**13,312**	**112,766**
Total long-term liabilities	311,610	**313,952**	**2,659,483**
Minority interest in subsidiaries	31,705	**24,018**	**203,456**
Shareholders' equity:			
Common stock			
Authorized - 607,458,368 shares,			
Issued - 196,364,592 shares	53,204	**53,204**	**450,690**
Additional paid-in capital	79,501	**79,501**	**673,452**
Retained earnings	327,324	**313,946**	**2,659,432**
Net unrealized gains on other securities	10,567	**9,821**	**83,194**
Net unrealized losses on derivative instruments	-	**(35)**	**(296)**
Translation adjustments	3,929	**13,886**	**117,628**
Treasury stock, at cost			
2006 - 1,307 shares, 2007 - 1,595 shares	(5)	**(6)**	**(51)**
Total shareholders' equity	474,520	**470,317**	**3,984,049**
Contingent liabilities			
Total liabilities and shareholders' equity	¥1,325,206	**¥1,284,412**	**$10,880,237**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income
Year ended March 31:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2005	2006	2007	2007
Net sales	¥1,479,750	¥1,549,568	¥1,416,032	$11,995,188
Cost of sales	1,070,011	1,194,781	1,059,259	8,972,969
Gross profit	409,739	354,787	356,773	3,022,219
Selling, general and administrative expenses:				
Salaries and wages	76,917	78,381	79,582	674,138
Advertising	32,522	31,643	26,215	222,067
Sales promotion	31,556	31,538	27,476	232,749
Research and development costs	42,903	44,570	43,054	364,710
Shipping costs	19,374	21,537	20,607	174,561
Provision for doubtful accounts	112	66	409	3,465
Other	115,388	121,294	109,087	924,074
	318,772	329,029	306,430	2,595,764
Operating income	90,967	25,758	50,343	426,455
Other income:				
Interest and dividend income	2,457	3,751	5,998	50,809
Net gain on foreign exchange	-	425	-	-
Rental income	1,531	1,469	1,620	13,723
Gain on change in interest due to business combination	-	12,424	-	-
Other	4,041	6,752	11,313	95,832
	8,029	24,821	18,931	160,364
Other expenses:				
Interest expenses	5,816	6,730	6,631	56,171
Net loss on foreign exchange	3,905	-	7,191	60,915
Loss on disposal of fixed assets	3,312	2,331	4,451	37,704
Reorganization costs	4,608	45,532	41,165	348,708
Provision for litigation and related expenses	-	8,540	1,129	9,564
Prior pension costs for foreign subsidiaries	2,285	-	-	-
Other	5,423	7,493	5,231	44,312
	25,349	70,626	65,798	557,374
Income (loss) before income taxes and minority interest	73,647	(20,047)	3,476	29,445
Income taxes:				
Current	21,394	16,564	10,784	91,351
Deferred	(1,493)	(7,377)	6,837	57,916
	19,901	9,187	17,621	149,267
Income (loss) before minority interest	53,746	(29,234)	(14,145)	(119,822)
Minority interest in subsidiaries	(1,943)	(11,317)	(7,051)	(59,729)
Net income (loss)	¥55,689	¥(17,917)	¥(7,094)	$(60,093)

	Yen			U.S. dollars
Per share:				
Net income (loss)	¥283.60	¥(91.24)	¥(36.13)	$(0.31)
Cash dividends	¥22.00	¥29.00	¥32.00	$0.27

The accompanying notes are an integral part of these financial statements.

Three months ended March 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended March 31		Three months ended March 31,
	2006	2007	2007
Net sales	¥374,204	¥341,934	$2,896,518
Cost of sales	287,355	257,223	2,178,932
Gross profit	86,849	84,711	717,586
Selling, general and administrative expenses:			
Salaries and wages	19,584	19,940	168,912
Advertising	6,633	6,784	57,467
Sales promotion	8,006	8,461	71,673
Research and development costs	11,570	11,246	95,265
Shipping costs	5,472	5,120	43,372
Provision for doubtful accounts	(144)	(479)	(4,058)
Other	33,096	29,621	250,919
	84,217	80,693	683,550
Operating income	2,632	4,018	34,036
Other income:			
Interest and dividend income	1,212	2,018	17,094
Rental income	374	396	3,355
Gain on change in interest due to business combination	133	-	-
Other	2,395	4,355	36,891
	4,114	6,769	57,340
Other expenses:			
Interest expenses	2,047	1,935	16,391
Net loss on foreign exchange	1,862	1,586	13,435
Loss on disposal of fixed assets	941	1,038	8,793
Reorganization costs	28,298	39,161	331,732
Provision for litigation and related expenses	8,540	1,129	9,564
Other	5,036	2,558	21,669
	46,724	47,407	401,584
Loss before income taxes and minority interest	(39,978)	(36,620)	(310,208)
Income taxes	(180)	(16,422)	(139,111)
Loss before minority interest	(39,798)	(20,198)	(171,097)
Minority interest in subsidiaries	(13,950)	837	7,090
Net loss	¥(25,848)	¥(21,035)	$(178,187)

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders' Equity

Year ended March 31:

	Number of shares issued	Millions of yen Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Net unrealized losses on derivative instruments	Translation adjustments	Treasury stock, at cost	Total
Balance at March 31, 2004	196,364,592	¥53,204	¥79,501	¥299,575	¥3,087	¥-	¥(20,999)	¥(1)	¥414,367
Net income	-	-	-	55,689	-	-	-	-	55,689
Cash dividends	-	-	-	(4,320)	-	-	-	-	(4,320)
Net unrealized gains on other securities	-	-	-	-	656	-	-	-	656
Translation adjustments	-	-	-	-	-	-	6,480	-	6,480
Changes in treasury stock	-	-	-	-	-	-	-	(2)	(2)
Balance at March 31, 2005	196,364,592	53,204	79,501	350,944	3,743	-	(14,519)	(3)	472,870
Net loss	-	-	-	(17,917)	-	-	-	-	(17,917)
Cash dividends	-	-	-	(5,695)	-	-	-	-	(5,695)
Decrease due to affiliate excluded under the equity method	-	-	-	(8)	-	-	-	-	(8)
Net unrealized gains on other securities	-	-	-	-	6,824	-	-	-	6,824
Translation adjustments	-	-	-	-	-	-	18,448	-	18,448
Changes in treasury stock	-	-	-	-	-	-	-	(2)	(2)
Balance at March 31, 2006	196,364,592	53,204	79,501	327,324	10,567	-	3,929	(5)	474,520
Net loss	-	-	-	(7,094)	-	-	-	-	(7,094)
Cash dividends	-	-	-	(6,284)	-	-	-	-	(6,284)
Net unrealized losses on other securities	-	-	-	-	(746)	-	-	-	(746)
Effect of change in the accounting standards	-	-	-	-	-	(35)	-	-	(35)
Translation adjustments	-	-	-	-	-	-	9,957	-	9,957
Changes in treasury stock	-	-	-	-	-	-	-	(1)	(1)
Balance at March 31, 2007	**196,364,592**	**¥53,204**	**¥79,501**	**¥313,946**	**¥9,821**	**¥(35)**	**¥13,886**	**¥(6)**	**¥470,317**

	Thousands of U.S. dollars Common stock	Additional paid-in Capital	Retained earnings	Net unrealized gains on other securities	Net unrealized losses on derivative instruments	Translation adjustments	Treasury stock, at cost	Total
Balance at March 31, 2006	$450,690	$673,452	$2,772,757	$89,513	$-	$33,283	$(42)	$4,019,653
Net loss	-	-	(60,093)	-	-	-	-	(60,093)
Cash dividends	-	-	(53,232)	-	-	-	-	(53,232)
Net unrealized losses on other securities	-	-	-	(6,319)	-	-	-	(6,319)
Effect of change in the accounting standards	-	-	-	-	(296)	-	-	(296)
Translation adjustments	-	-	-	-	-	84,345	-	84,345
Changes in treasury stock	-	-	-	-	-	-	(9)	(9)
Balance at March 31, 2007	**$450,690**	**$673,452**	**$2,659,432**	**$83,194**	**$(296)**	**$117,628**	**$(51)**	**$3,984,049**

The accompanying notes are an integral part of these financial statements.

Three months ended March 31:

	Millions of yen								
	Number of shares issued	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Net unrealized losses on derivative instruments	Translation adjustments	Treasury stock, at cost	Total
Balance at December 31, 2005	196,364,592	¥53,204	¥79,501	¥353,173	¥10,128	¥-	¥4,286	¥(4)	¥500,288
Net loss for the three months ended March 31, 2006	-	-	-	(25,848)	-	-	-	-	(25,848)
Decrease due to affiliate excluded under the equity method	-	-	-	(1)	-	-	-	-	(1)
Net unrealized gains on other securities	-	-	-	-	439	-	-	-	439
Translation adjustments	-	-	-	-	-	-	(357)	-	(357)
Changes in treasury stock	-	-	-	-	-	-	-	(1)	(1)
Balance at March 31, 2006	196,364,592	¥53,204	¥79,501	¥327,324	¥10,567	¥-	¥3,929	¥(5)	¥474,520
Balance at December 31, 2006	196,364,592	¥53,204	¥79,501	¥334,981	¥9,308	¥(784)	¥14,677	¥(5)	¥490,882
Net loss for the three months ended March 31, 2007	-	-	-	(21,035)	-	-	-	-	(21,035)
Net unrealized gains on other securities	-	-	-	-	513	-	-	-	513
Net unrealized gains on derivative instruments	-	-	-	-	-	749	-	-	749
Translation adjustments	-	-	-	-	-	-	(791)	-	(791)
Changes in treasury stock	-	-	-	-	-	-	-	(1)	(1)
Balance at March 31, 2007	196,364,592	¥53,204	¥79,501	¥313,946	¥9,821	¥(35)	¥13,886	¥(6)	¥470,317

	Thousands of U.S. dollars							
	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Net unrealized losses on derivative instruments	Translation adjustments	Treasury stock, at cost	Total
Balance at December 31, 2006	$450,690	$673,452	$2,837,619	$78,848	$(6,641)	$124,329	$(42)	$4,158,255
Net loss for the three months ended March 31, 2007	-	-	(178,187)	-	-	-	-	(178,187)
Net unrealized gains on other securities	-	-	-	4,346	-	-	-	4,346
Net unrealized gains on derivative instruments	-	-	-	-	6,345	-	-	6,345
Translation adjustments	-	-	-	-	-	(6,701)	-	(6,701)
Changes in treasury stock	-	-	-	-	-	-	(9)	(9)
Balance at March 31, 2007	$450,690	$673,452	$2,659,432	$83,194	$(296)	$117,628	$(51)	$3,984,049

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows
Year ended March 31:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2005	2006	2007	2007
Cash flows from operating activities:				
Net income (loss)	¥55,689	¥(17,917)	¥(7,094)	$(60,093)
Adjustments to reconcile net income (loss) to net cash provided by operating activities -				
Depreciation and amortization	105,006	109,662	88,830	752,478
Reorganization costs	4,608	45,532	41,068	347,886
Accrual for net pension and severance costs, less payments	9,188	9,917	(5,102)	(43,219)
Net loss on sales and disposal of fixed assets	3,566	2,250	3,363	28,488
Gain on change in interest due to business combination	-	(12,424)	-	-
Equity in net gains under the equity method	(232)	(168)	(138)	(1,169)
Deferred income taxes	(1,493)	(7,377)	6,837	57,916
Decrease in allowance for doubtful accounts	(214)	(537)	(355)	(3,007)
Provision for litigation and related expenses	-	8,540	1,129	9,564
(Increase) decrease in notes and accounts receivable, trade	(43,371)	23,987	29,897	253,257
(Increase) decrease in inventories	(6,063)	(1,695)	21,281	180,271
Increase (decrease) in notes and accounts payable, trade	11,221	(20,526)	(10,864)	(92,029)
Increase (decrease) in accrued income taxes	5,748	(1,932)	(2,990)	(25,328)
Other	18,836	(19,815)	(5,633)	(47,717)
Net cash provided by operating activities	162,489	117,497	160,229	1,357,298
Cash flows from investing activities:				
Proceeds from maturities of short-term investments	-	1,000	2,000	16,942
Payments for purchases of property, plant and equipment	(92,441)	(96,099)	(67,803)	(574,358)
Proceeds from sales of property, plant and equipment	1,978	1,315	7,317	61,982
Payments for purchases of intangible assets	(7,439)	(9,272)	(11,513)	(97,526)
Payments of long-term prepaid expenses	(1,009)	(3,296)	(945)	(8,005)
Payments for acquisition of additional stock of an affiliate	-	-	(3,306)	(28,005)
Payments for purchases of subsidiaries' stock	-	(1,034)	(2,000)	(16,942)
Proceeds from business combination, net of payment	140	12,204	-	-
Other	(625)	(84)	(169)	(1,432)
Net cash used in investing activities	(99,396)	(95,266)	(76,419)	(647,344)
Cash flows from financing activities:				
Increase (decrease) in short-term borrowings	(40,577)	18,471	(12,657)	(107,217)
Proceeds from long-term debt	2,000	66,300	90,880	769,843
Repayments of long-term debt	(52,745)	(111,786)	(131,119)	(1,110,707)
Proceeds from issuance of bonds	-	50,000	30,000	254,130
Proceeds from issuance of subsidiaries' stock	-	2,674	-	-
Cash dividends	(4,320)	(5,694)	(6,284)	(53,232)
Other	(731)	(842)	(970)	(8,217)
Net cash provided by (used in) financing activities	(96,373)	19,123	(30,150)	(255,400)
Effect of exchange rate fluctuations on cash and cash equivalents	3,001	3,687	1,099	9,309
Net increase (decrease) in cash and cash equivalents	(30,279)	45,041	54,759	463,863
Cash and cash equivalents at the beginning of the year	265,183	234,904	280,114	2,372,842
Cash and cash equivalents increased by merger of unconsolidated subsidiaries	-	169	-	-
Cash and cash equivalents at the end of the year	¥234,904	¥280,114	¥334,873	$2,836,705
Supplemental disclosures of cash flow information:				
Cash received and paid during the year for -				
Interest and dividend received	¥2,594	¥3,794	¥5,983	$50,682
Interest paid	¥(5,854)	¥(6,678)	¥(6,417)	$(54,358)
Income taxes paid	¥(15,646)	¥(18,496)	¥(13,774)	$(116,679)

The accompanying notes are an integral part of these financial statements.

Three months ended March 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended March 31		Three months ended March 31,
	2006	**2007**	**2007**
Cash flows from operating activities:			
Net loss	¥(25,848)	**¥(21,035)**	**$(178,187)**
Adjustments to reconcile net loss to net cash provided by operating activities -			
Depreciation and amortization	28,746	**23,355**	**197,840**
Reorganization costs	28,298	**39,155**	**331,681**
Accrual for net pension and severance costs, less payments	1,611	**(2,197)**	**(18,611)**
Net loss on sales and disposal of fixed assets	1,059	**538**	**4,557**
Gain on change in interest due to business combination	(133)	**-**	**-**
Equity in net gains under the equity method	(27)	**(17)**	**(144)**
Deferred income taxes	(12,461)	**(8,453)**	**(71,605)**
Decrease in allowance for doubtful accounts	(503)	**(889)**	**(7,531)**
Provision for litigation and related expenses	8,540	**1,129**	**9,564**
Decrease in notes and accounts receivable, trade	69,733	**43,673**	**369,954**
Decrease in inventories	30,300	**22,621**	**191,622**
Decrease in notes and accounts payable, trade	(62,539)	**(9,560)**	**(80,983)**
Increase (decrease) in accrued income taxes	9,986	**(11,704)**	**(99,144)**
Other	(18,783)	**(7,175)**	**(60,779)**
Net cash provided by operating activities	57,979	**69,441**	**588,234**
Cash flows from investing activities:			
Payments for purchases of property, plant and equipment	(21,995)	**(16,830)**	**(142,567)**
Proceeds from sales of property, plant and equipment	96	**6,433**	**54,494**
Payments for purchases of intangible assets	(2,318)	**(1,474)**	**(12,486)**
Payments of long-term prepaid expenses	(2,202)	**(93)**	**(788)**
Other	330	**129**	**1,093**
Net cash used in investing activities	(26,089)	**(11,835)**	**(100,254)**
Cash flows from financing activities:			
Decrease in short-term borrowings	(12,937)	**(13,968)**	**(118,323)**
Proceeds from long-term debt	26,300	**90,880**	**769,843**
Repayments of long-term debt	(96,711)	**(78,422)**	**(664,312)**
Other	(142)	**(177)**	**(1,499)**
Net cash used in financing activities	(83,490)	**(1,687)**	**(14,291)**
Effect of exchange rate fluctuations on cash and cash equivalents	(1,007)	**(636)**	**(5,387)**
Net increase (decrease) in cash and cash equivalents	(52,607)	**55,283**	**468,302**
Cash and cash equivalents at the beginning of the period	332,721	**279,590**	**2,368,403**
Cash and cash equivalents at the end of the period	¥280,114	**¥334,873**	**$2,836,705**
Supplemental disclosures of cash flow information:			
Cash received and paid during the period for -			
Interest and dividend received	¥1,240	**¥1,973**	**$16,713**
Interest paid	¥(2,317)	**¥(1,903)**	**$(16,120)**
Income taxes paid	¥(2,296)	**¥(3,735)**	**$(31,639)**

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

1. Basis of presenting consolidated financial statements:

(1) Nature of operations -

Seiko Epson Corporation (the "Company") was originally established as a manufacturer of watches but later expanded its business to provide key devices and solutions for the digital color imaging markets through the application of its proprietary technologies. The Company operates its manufacturing and sales business mainly in Japan, the Americas, Europe and Asia/Oceania.

(2) Basis of presenting consolidated financial statements -

The Company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in their respective country of domicile.

The accompanying consolidated financial statements of the Company and its consolidated subsidiaries and affiliates (collectively "Epson") are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

The accompanying consolidated financial statements incorporate certain reclassifications and rearrangements in order to present them in a form that is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information that is not required under accounting principles generally accepted in Japan, but which is provided herein as additional information. However, none of the reclassifications nor rearrangements have a material effect on the financial statements.

2. Summary of significant accounting policies:

(1) Consolidation and investments in affiliates -

The accompanying consolidated financial statements include the accounts of the Company and those of its subsidiaries that are controlled by Epson. Under the effective control approach, all majority-owned companies are to be consolidated. Additionally, companies in which share ownership equals 50% or less may be required to be consolidated in cases where such companies are effectively controlled by other companies through the interests held by a party who has a close relationship with the parent in accordance with Japanese accounting standards. All significant inter-company transactions and accounts and unrealized inter-company profits are eliminated upon consolidation.

Investments in affiliates in which Epson has significant influence are accounted for using the equity method. Consolidated income includes Epson's current equity in net income or loss of affiliates after elimination of significant unrealized inter-company profits.

The difference between the cost and the underlying net asset of investments in subsidiaries is recognized as a "goodwill" and is included in intangible assets account (if the cost is in excess) or in other long-term liabilities account (if the underlying net asset is in excess). The goodwill is amortized on a straight-line basis over a period of five years.

(2) Foreign currency translation and transactions -

Foreign currency transactions are translated using foreign exchange rates prevailing at the respective transaction dates. Receivables and payables in foreign currencies are translated at the foreign exchange rates prevailing at the respective balance sheet dates and the resulting transaction gains or losses are taken into income currently.

All the assets and liabilities of foreign subsidiaries and affiliates are translated at the foreign exchange rates prevailing at the respective balance sheet dates, and all the income and expense accounts are translated at the average foreign exchange rates for the respective periods. Foreign currency translation adjustments are recorded in the consolidated balance sheets as a separate component of shareholders' equity and minority interest in subsidiaries.

(3) Cash and cash equivalents -

Cash and cash equivalents included in the consolidated financial statements comprise cash on hand, bank deposits that may be withdrawn on demand and highly liquid investments purchased with initial maturities of three months or less and which present low risk of fluctuation in value.

(4) Financial instruments -

(a) Investments in debt and equity securities:

Investments in debt and equity securities are classified into three categories: 1) trading securities, 2) held-to-maturity debt securities, or 3) other securities. These categories are treated differently for purposes of measuring and accounting for changes in fair value.

Trading securities held for the purpose of generating profits from changes in market value are recognized at their fair values in the consolidated balance sheets. Changes in unrealized gains and losses are included in current income. Held-to-maturity debt securities are expected to be held to maturity and are recognized at amortized cost computed based on the straight-line method in the consolidated balance sheets. Other securities for which market quotations are available

are recognized at fair value in the consolidated balance sheets. Unrealized gains and losses for these other securities are reported as a separate component of shareholders' equity, net of tax. Other securities for which market quotations are unavailable are stated at cost, primarily based on the moving-average cost method. Other-than-temporary declines in the value of other securities are reflected in current income.

(b) Derivative instruments:

Derivative instruments (i.e., forward exchange contracts, interest rate swaps and currency options) are recognized as either assets or liabilities at their respective fair values at the date of contract, and gains and losses arising from changes in fair value are recognized in earnings in the corresponding fiscal period.

On December 9, 2005, the Accounting Standards Board of Japan (ASBJ) issued an Accounting Standard - ASBJ Statement No. 5 "Accounting Standards for Presentation of Net Assets in the Balance Sheet" and its Implementation Guidance - ASBJ Guidance No. 8 "Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet". Effective as of April 1, 2006, Epson has adopted these new accounting standards. Prior to April 1, 2006, if certain hedging criteria are met, such gains and losses arising from changes in fair value were deferred as assets or liabilities. Under the new accounting standards, such gains and losses are recorded as a separate component of shareholders' equity, net of tax.

For interest rate swaps, if certain hedging criteria are met, interest rate swaps are not recognized at their fair values as an alternative method under Japanese accounting standards. The amounts received or paid for such interest rate swap arrangements are charged or credited to income as incurred.

(c) Allowance for doubtful accounts:

Allowance for doubtful accounts is calculated based on the aggregate amount of estimated credit losses for doubtful receivables plus an amount for receivables other than doubtful receivables calculated using historical write-off experience from certain prior periods.

(5) Inventories -

Inventories are stated at the lower of cost or market value, where cost is primarily determined using the weighted-average cost method.

(6) Property, plant and equipment -

Property, plant and equipment, including significant renewals and improvements, are carried at cost less accumulated depreciation. Maintenance and repairs, including minor renewals and improvements, are

charged to income as incurred. Depreciation of property, plant and equipment is mainly computed based on the declining-balance method for the Company and its Japanese subsidiaries and on the straight-line method for foreign subsidiaries at rates based on the estimated useful lives. For buildings acquired by the Company and its Japanese subsidiaries on or after April 1, 1998, depreciation is computed based on the straight-line method, which is prescribed by Japanese income tax laws.

The estimated useful lives of significant depreciable assets principally range from eight to fifty years for buildings and structures and principally range from two to eleven years for machinery and equipment.

(7) Intangible assets -

Amortization of intangible assets is computed using the straight-line method. Amortization of software for internal use is computed using the straight-line method over its estimated useful life, ranging from three to five years.

(8) Impairment of long-lived assets -

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This review is performed using estimates of future cash flows. If the carrying value of a long-lived asset is considered to be impaired, an impairment charge is recorded for the excess of the carrying value of the long-lived asset over its fair value.

(9) Accrued bonuses -

Accrued bonuses to employees are provided for the estimated amounts which Epson is obligated to pay to employees after the fiscal year-end for the services provided up to the balance sheet dates.

Accrued bonuses to directors and statutory auditors are provided for the estimated amounts which the Company is obligated to pay to directors and statutory auditors subject to the resolution of general shareholders' meeting subsequent to the fiscal year-end.

(10) Accrued warranty costs -

Epson provides an accrual for estimated future warranty costs based on the historical relationship of warranty costs to net sales. Specific warranty provisions are made for those products where warranty expenses can be specifically estimated.

(11) Accrued litigation and related expenses -

Accrued litigation and related expenses are mainly provided for the estimated future compensation payment and litigation expenses.

(12) Income taxes -

The provision for income taxes is computed based on income before income taxes and minority interest in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

The Company adopts the consolidated tax return system for the calculation of income taxes. Under the consolidated tax return system, the Company consolidates all wholly owned domestic subsidiaries based on the Japanese tax regulations.

(13) Pension and severance costs -

The Company and some of its Japanese subsidiaries recognize accrued pension and severance costs to employees based on the actuarial valuation of projected benefit obligation and the fair value of plan assets. Other Japanese subsidiaries recognize accrued pension and severance costs to employees based on the voluntary retirement benefit payable at the year-end.

Pension benefits are determined based on years of service, basic rates of pay and conditions under which the termination occurs, and are payable at the option of the retiring employee either in a lump-sum amount or as an annuity. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

Unrecognized prior service costs are amortized based on the straight-line method over a period of five years beginning at the date of adoption of the plan amendment. Actuarial gains and losses are amortized based on the straight-line method over a period of five years starting from the beginning of the subsequent year.

Most of the Company's foreign subsidiaries have various retirement plans, which are primarily defined contribution plans.

Prior to June 23 2006, with respect to the Company's directors and statutory auditors, who are not covered by the benefit plans for employees described above, provision was made for retirement benefits based on internal rules regarding directors' and statutory auditors' retirement benefits. On June 23, 2006, such plan was terminated and the benefits granted prior to the termination date are included in other long-term liabilities account.

(14) Accrued recycle costs -

At the time of sale, accrued recycle costs are provided for the estimated future returns of consumer personal

computers.

(15) Revenue recognition -

Revenue from sale of goods is recognized at the time when goods are shipped. Revenue from services is recognized when services are rendered and accepted by customers.

(16) Research and development costs -

Research and development costs are expensed as incurred.

(17) Leases -

Epson leases certain office space, machinery and equipment and computer equipment from third parties.

Under Japanese accounting standards, capital leases, other than those under which ownership of the assets will be transferred to the lessee at the end of the lease term, are allowed to be accounted for as operating leases with footnote disclosure of the estimated acquisition cost, estimated accumulated depreciation and future estimated lease payments.

Epson has recorded substantially all leases as operating leases in the manner described in the preceding paragraph.

(18) Net income per share -

Net income per share is computed based on the weighted-average number of common shares outstanding during each fiscal period.

(19) Dividends -

Dividends are charged to retained earnings in the fiscal year in which they are paid after approval by the shareholders. In addition to year-end dividends, the board of directors may declare interim cash dividends by resolution to the shareholders of record as of September 30 of each year.

(20) Reclassifications -

Certain prior year amounts have been reclassified to conform to the presentations for the year ended March 31, 2007.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the accompanying consolidated financial statements and in these notes are

included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. As the amounts shown in U.S. dollars are for convenience only, a rate of ¥118.05 = U.S.$1, the rate of exchange prevailing at March 31, 2007, has been used.

4. Acquisitions:

(1) Business combination with Sanyo Electric Co., Ltd. -

On October 1, 2004, the Company and Sanyo Electric Co., Ltd. ("Sanyo"), including its subsidiaries Tottori Sanyo Electric Co., Ltd. and Sanyo LCD Engineering Co., Ltd. transferred their liquid crystal businesses to a joint venture company called Sanyo Epson Imaging Devices Corporation ("Sanyo Epson"), whose name is now Epson Imaging Devices Corporation. The paid-in capital of Sanyo Epson was ¥15,000 million and it is owned 55% and 45% by the Company and by Sanyo, respectively, at the time of transfer. Sanyo Epson is a consolidated subsidiary of the Company.

Epson transferred its D-TFD LCD and STN LCD businesses. Sanyo and its subsidiaries ("Sanyo Group") transferred its LTPS-TFT LCD and Amorphous-silicon TFT LCD businesses. The HTPS-TFT LCD business and Organic Light-Emitting displays LCD business of Epson, and Organic Light-Emitting displays LCD business of Sanyo Group was not transferred to Sanyo Epson.

Upon acquisition, net cash proceeds of ¥140 million represented cash and cash equivalents of ¥340 million held by the Sanyo Group at the date of the integration, offset by the cash consideration of ¥200 million for the integration. Net cash proceeds from acquisition of ¥140 million was included in cash flows from investing activities in the consolidated statements of cash flows for the year ended March 31, 2005.

The composition of the assets and liabilities acquired from the Sanyo Group in the year ended March 31, 2005 was as follows:

	Millions of yen
	Year ended March 31, 2005
Current assets	¥17,004
Fixed assets	40,930
Short-term borrowings	(10,365)
Current portion of long-term debt	(5,022)
Current liabilities	(1,618)
Long-term debt	(16,040)
Long-term liabilities	(2,759)
Consolidation adjustment	5,115
Minority interest in subsidiaries	(27,045)
Consideration for acquisition	¥200

(2) Business combination with Toyo Communication Equipment Co., Ltd. -

On October 1, 2005, the Company and Toyo Communication Equipment Co., Ltd. ("Toyo") combined their respective quartz device businesses and commenced operation as the succeeding company, Epson Toyocom Corporation ("Epson Toyocom"). Under business merger agreement and corporate split agreement, the Company split-off its quartz device business (excluding optical devices) and contributed these assets to Epson Toyocom.

The Company acquired 99,000,000 shares of common stock and 20,000,000 shares of subordinate common stock with voting rights issued by Toyo as a result of the business split and business merger transactions. As a result, Epson Toyocom is owned 67.9% by the Company (without considering dilutive shares). Epson Toyocom is a consolidated subsidiary of the Company.

The composition of the assets and liabilities acquired from the Toyo Group in the year ended March 31, 2006 was as follows:

	Millions of yen
	Year ended March 31, 2006
Current assets	¥32,128
Fixed assets	31,224
Short-term borrowings	(100)
Current portion of long-term debt	(7,144)
Current liabilities	(8,773)
Bonds	(5,400)
Long-term debt	(273)
Long-term liabilities	(8,402)
Consolidation adjustment	(6,840)
Minority interest in subsidiaries	(13,996)
Change in interest due to business combination	(12,424)
Cash and cash equivalents held by the Toyo Group	12,204
Proceeds from business combination, net of payment	¥12,204

(3) Acquisition of Yasu Semiconductor Corporation -

The Company held 50% of the total outstanding shares of Yasu Semiconductor Corporation ("YSC"), a 50:50 joint venture established with International Business Machines Corporation and its affiliates (collectively, "IBM"), with the aim of, among other things, operating a facility that produces semiconductors.

IBM had an option to sell its 50% of YSC shares to the Company for ¥9,450 million ($80,051 thousand) effective from the end of June 2006, while the Company had an option to buy those shares for the same

amount effective from the same date. Their respective options were exercised on July 1, 2006. As a result, YSC became a wholly owned subsidiary of the Company.

The goodwill arising from the acquisition of the shares totaled ¥ 1,937 million ($16,408 thousand). Due to the dissolution of YSC, the goodwill was impaired in the full amount as reorganization costs for the year ended March 31, 2007.

The consolidated financial statements include YSC's financial results from July 1, 2006 to March 31, 2007.

The assets and liabilities acquired on the date of the business combination in accordance with purchase method were ¥10,075 million ($85,345 thousand) and ¥3,324 million ($28,158 thousand), respectively.

Upon acquisition, net cash payments of ¥3,306 million ($28,005 thousand) represented cash and cash equivalents of ¥6,144 million ($52,046 thousand) held by YSC at the date of the acquisition, offset by the cash consideration of ¥9,450 million ($80,051 thousand) for the acquisition. It was disclosed as "Payments for acquisition of additional stock of an affiliate" in the consolidated statements of cash flows for the year ended March 31, 2007.

The composition of the assets and liabilities increased by the acquisition of YSC in the year ended March 31, 2007 was as follows:

	Millions of yen	Thousands of U.S. dollars
	Year ended March 31, 2007	Year ended March 31, 2007
Current assets	¥8,554	$72,461
Fixed assets	1,521	12,885
Current liabilities	(1,401)	(11,868)
Long-term liabilities	(1,161)	(9,835)
Goodwill	1,937	16,408
Consideration for acquisition	¥9,450	$80,051

The business combination is not expected to have a material affect on the consolidated statements of income for the year ended March 31, 2007, assuming the combination is completed on the first day of the year.

5. Notes receivable and notes payable maturing at fiscal year-end:

Notes receivable and notes payable are settled on the date of clearance. As March 31, 2007 was a bank holiday, notes receivable and notes payable maturing on that date could not be settled were included in the ending balance of notes and accounts receivable, trade account and notes and accounts payable, trade

account as follows:

	Millions of yen	Thousands of U.S. dollars
Notes receivable	¥272	$2,304
Notes payable	¥463	$3,922

6. Inventories:

Losses recognized and charged to cost of sales as a result of valuation at the lower of cost or market value at March 31, 2006 and 2007 were ¥14,383 million and ¥13,960 million ($118,255 thousand), respectively.

7. Investments in debt and equity securities:

Epson's management determined that all investments in debt and equity securities were either held-to-maturity debt securities or other securities.

Detail of the aggregate cost, market value (carrying value) and net unrealized gains is not disclosed herein since it is insignificant to the consolidated results.

8. Derivative instruments:

Epson enters into forward exchange contracts, currency options and interest rate swaps. Forward exchange contracts and currency options are utilized to hedge currency risk exposures. Interest rate swaps are utilized to hedge against possible future changes in interest rates on borrowings. Epson uses derivative instruments only for hedging purposes and not for purposes of trading or speculation.

Epson's management believes that credit risk relating to derivative instruments that Epson uses is relatively low since all of its counterparties to the derivative instruments are creditworthy financial institutions.

Forward exchange transactions are approved by the forward exchange committee (which comprises representatives of Epson's management) and executed based on authorization of the general manager of Epson in charge of the finance function in accordance with internal rules and policies developed regarding derivative transaction management.

Interest rate swap transactions are approved and executed based on authorization of the director of Epson in charge of the finance function based on the above-mentioned internal rules and policies. Execution and management of transactions are done by the responsible section in the financial department and reported to the general manager.

Detail of the contract amounts and fair values of derivatives is not disclosed herein since it is insignificant

to the consolidated results.

9. Credit agreements:

As at March 31, 2007, the Company had line-of-credit agreements with eleven banks for an aggregate maximum amount of ¥80,000 million ($677,679 thousand). As at March 31, 2007, there were unused credit lines of ¥50,000 million ($423,549 thousand) outstanding and available.

10. Goodwill:

Epson had goodwill and negative goodwill as at March 31, 2006 and 2007. Negative goodwill was recorded in other long-term liabilities account after being offset against goodwill. The amount of negative goodwill as at March 31, 2006 was ¥3,968 million. The amounts of goodwill and negative goodwill before offsetting as at March 31, 2007 were as follows:

	Millions of yen	Thousands of U.S. dollars
Goodwill	¥256	$2,169
Negative goodwill	¥4,621	$39,144

11. Pension and severance costs:

The Company and its Japanese subsidiaries maintain corporate defined benefit pension plans and defined contribution pension plans covering majority of their employees.

To supplement the corporate defined benefit pension plan, some of its Japanese subsidiaries maintain tax qualified pension plans which are non-contributory defined benefit pension plans. These companies contribute amounts required to maintain sufficient plan assets to provide for accrued benefits, subject to limitations on expense deductibility under Japanese income tax laws.

The funded status of these plans at March 31, 2006 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2006	2007	2007
Projected benefit obligations	¥202,922	¥218,077	$1,847,327
Plan assets at fair value	191,883	203,930	1,727,488
Unfunded status	11,039	14,147	119,839
Unrecognized items:			
Prior service cost reduction from plan amendment	7,441	6,449	54,629
Actuarial gains	7,208	3,600	30,496
Accrued pension and severance costs - net	25,688	24,196	204,964
Prepaid pension cost	5,709	1,360	11,521
Accrued pension and severance costs	¥31,397	¥25,556	$216,485

The composition of net pension and severance costs for the years ended March 31, 2005, 2006 and 2007 were as follows:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2005	2006	2007	2007
Service cost	¥7,397	¥7,889	¥7,376	$62,482
Interest cost	4,355	4,862	5,415	45,870
Expected return on plan assets	(4,728)	(5,079)	(6,050)	(51,249)
Amortization and expenses:				
Prior service costs	(2,752)	(2,733)	(2,619)	(22,186)
Actuarial losses	8,849	8,382	3,119	26,421
Net pension and severance costs	13,121	13,321	7,241	61,338
Contribution to defined contribution pension plan	2,067	2,976	3,258	27,599
	¥15,188	¥16,297	¥10,499	$88,937

The assumptions used for the actuarial computation of the retirement benefit obligations for the years ended March 31, 2005, 2006 and 2007 were primarily as follows:

	Year ended March 31		
	2005	2006	2007
Discount rate	2.5%	2.5%	2.5%
Long-term rate of return on plan assets	3.0	3.0	3.0

The Company and one consolidated subsidiary changed approximately a half of its tax qualified defined benefit plans to new tax qualified defined contribution plans and the remaining half from tax qualified defined benefit plans to new tax qualified corporate defined benefit plans effective from the year beginning April 1, 2004. As a result of this transfer, gain on transition of retirement benefit plan of ¥207 million was recorded in other income for the year ended March 31, 2005 in accordance with "Accounting for Transition

of Retirement Benefit Plans" ("Financial Accounting Standards Implementation Guidance No.1" issued by Accounting Standards Board of Japan).

The Company had entered into a retirement benefit trust agreement with an outside trust company and contributed certain marketable securities to the employee retirement benefit trust. In December 2004, the Company canceled the retirement benefit trust agreement and trusted marketable securities of ¥6,625 million were returned to the Company. As a result, prepaid pension cost at March 31, 2005 decreased. Loss on return of trusted marketable securities of ¥328 million was recorded in other expenses for the year ended March 31, 2005.

Additional severance costs of ¥2,285 million, which related to specific prior pension costs for foreign subsidiaries, were recorded in the consolidated statements of income for the year ended March 31, 2005.

12. Shareholders' equity:

The Japanese corporation law which came into effect on May 1, 2006 provides that an amount equal to 10% of dividends shall be appropriated as additional paid-in capital or legal reserve on the date of distribution until an aggregated amount of additional paid-in capital and legal reserve equals 25% of common stock. The Commercial Code of Japan, which was in effect before the Japanese corporation law, provided that at least 10% of appropriations of retained earnings that were paid in cash shall be appropriated as legal reserve until an aggregated amount of additional paid-in capital and the legal reserve equaled 25% of common stock.

The Japanese corporation law stipulates requirements on distributions of retained earnings similar to those of the Commercial Code of Japan. Under the Japanese corporation law, however, such distributions can be made at any time by resolution of the shareholders, or by the board of directors if certain conditions are met.

Under the Japanese corporation law, the distributions of retained earnings for a fiscal year is made by resolution of shareholders at a general meeting to be held within three months after the balance sheet date, and accordingly such distributions are recorded at the time of resolution.

The amounts of year-end cash dividend per share and interim cash dividend per share, which the Company paid to the shareholders of record as at the respective period-ends for the years ended March 31, 2005, 2006 and 2007, were as follows:

Cash dividend per share	Yen			U.S. dollars
	Year ended March 31			Year ended March 31,
	2005	2006	2007	2007
Year-end	¥9.00	¥13.00	¥16.00	$0.14
Interim	13.00	16.00	16.00	0.14
Total	¥22.00	¥29.00	¥32.00	$0.28

The effective dates of the payment claim for year-end and interim cash dividend, which was paid during the year ended March 31, 2007, were June 26, 2006 and November 30, 2006, respectively.

The proposed cash dividend of retained earnings of the Company for the year ended March 31, 2007 that is subject to approval at the general shareholders' meeting, which will be held on June 26, 2007, is as follows:

	Millions of yen	Thousands of U.S. dollars
Cash dividend	¥3,142	$26,616
	Yen	U.S. dollars
Cash dividend per share	¥16.00	$0.14

The effective date of the payment claim is June 27, 2007.

13. Net income (loss) per share:

Calculation of net income (loss) per share for the years ended March 31, 2005, 2006 and 2007 was as follows:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2005	2006	2007	2007
Net income (loss) attributable to common shares	¥55,689	¥(17,917)	¥(7,094)	$(60,093)
Weighted-average number of common shares outstanding:				
-Basic	196,364,103	196,363,643	196,363,144	
-Diluted	-	-	-	
	Yen			U.S. dollars
Net income (loss) per share:				
-Basic	¥283.60	¥(91.24)	¥(36.13)	$(0.31)
-Diluted	¥-	¥-	¥-	$-

Epson had no dilutive potential common shares, such as convertible debt or warrants, outstanding for the year ended March 31, 2005. Diluted net income per share was not calculated herein since Epson had no potential common shares, which have dilutive effect issuable upon conversion of convertible bonds, outstanding for the years ended March 31, 2006 and 2007.

14. Income taxes:

Epson is subject to a number of different income taxes which, in the aggregate, resulted in a statutory income tax rate in Japan of approximately 40.4 % for each of the years ended March 31, 2005, 2006 and 2007.

The significant components of deferred tax assets and liabilities at March 31, 2006 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2006	2007	2007
Deferred tax assets:			
Property, plant and equipment and intangible assets	¥25,573	¥32,302	$273,630
Inter-company profits on inventories and write downs	8,219	9,212	78,035
Accrued pension and severance costs	9,378	8,591	72,774
Accrued bonuses	4,038	5,495	46,548
Devaluation of investment securities	5,940	4,914	41,626
Net operating tax loss carry-forwards	22,307	4,871	41,262
Accrued warranty costs	5,663	4,352	36,866
Accrued litigation and related expenses	3,453	3,637	30,809
Others	24,159	21,699	183,812
Gross deferred tax assets	108,730	95,073	805,362
Less: valuation allowance	(26,648)	(19,231)	(162,906)
Total deferred tax assets	82,082	75,842	642,456
Deferred tax liabilities:			
Undistributed earnings of overseas subsidiaries and affiliates	(25,284)	(26,751)	(226,607)
Net unrealized gains on other securities	(5,908)	(5,347)	(45,295)
Net unrealized gains on land held by a subsidiary	(2,613)	(2,613)	(22,135)
Reserve for special depreciation for tax purpose	(3,383)	(2,253)	(19,085)
Others	(552)	(1,529)	(12,952)
Gross deferred tax liabilities	(37,740)	(38,493)	(326,074)
Net deferred tax assets	¥44,342	¥37,349	$316,382

The valuation allowance was established mainly against deferred tax assets on future tax-deductible temporary differences and operating tax loss carry-forwards as it is more likely than not that these deferred tax assets will not be realized within the foreseeable future. The net change in the total valuation allowance for the year ended March 31, 2007 was a decrease of ¥7,417 million ($62,829 thousand).

Epson has provided for deferred income taxes on all undistributed earnings of overseas subsidiaries and affiliates.

The differences between Epson's statutory income tax rate and the income tax rate reflected in the consolidated statements of income were reconciled as follows:

	Year ended March 31		
	2005	2006	2007
Statutory income tax rate	40.4%	40.4%	40.4%
Reconciliation:			
Changes in valuation allowance	(0.6)	(95.8)	365.0
Unrecognized tax benefit for inter-company profit elimination	-	(20.1)	225.4
Impairment of goodwill	-	-	(43.1)
Tax for the prior period	-	4.4	(16.2)
Gain on change in interest due to business combination	-	24.8	-
Tax credits	(6.9)	-	-
Recognized tax benefit for inter-company profit elimination	(3.6)	-	-
Entertainment expenses, etc. permanently non-tax deductible	(0.1)	-	-
Others	(2.2)	0.5	(64.5)
Income tax rate per statements of income	27.0%	(45.8%)	507.0%

15. Research and development costs:

Research and development costs, which are included in cost of sales and selling, general and administrative expenses, totaled ¥89,042 million, ¥92,939 million and ¥84,690 million ($717,408 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

16. Reorganization costs:

The reorganization costs for the year ended March 31, 2005 mainly comprised costs associated with revamping the product mix accompanying a restructuring of the domestic display business.

The reorganization costs for the year ended March 31, 2006 mainly comprised a consolidation and integration of production sites and a reorganization of production lines accompanying structural reforms.

The reorganization costs for the year ended March 31, 2007 mainly comprised impairment losses, which were associated with certain business assets whose utility value declined as a result of structural reforms accompanying strategic changes in the display business, and a reorganization of production sites.

17. Impairment losses:

Epson's business assets generally are grouped by business segment under the Company's management

accounting system, and their cash flows are continuously monitored. Idle assets are separately assessed for impairment on the individual asset level. Impairment tests were performed for both types of assets. The net book value of a business asset was reduced to its recoverable amount when there is substantial deterioration in the asset's future earning potential due to adverse changes in the marketplace resulting in lower product prices or due to change in utilization plan. The carrying value of idle assets is reduced to its recoverable amount when their net selling prices are substantially lower than their carrying values.

For the year ended March 31, 2006, Epson impaired the LCD production equipment, semiconductor production equipment, and other equipment. A reduction in value of ¥34,303 million was recognized in reorganization costs and other expenses account. The reduction comprised mainly ¥14,914 million for buildings and structures, ¥10,090 million for machinery and equipment, ¥1,301 million for furniture and fixtures, ¥542 million for intangible assets, and ¥7,102 million for long-term prepaid expenses.

For the year ended March 31, 2007, Epson impaired the LCD production equipment and other equipment. A reduction in value of ¥41,733 million ($353,520 thousand) was recognized in reorganization costs and other expenses account. The reduction comprised mainly ¥12,672 million ($107,344 thousand) for buildings and structures, ¥10,670 million ($90,385 thousand) for machinery and equipment, ¥3,785 million ($32,063 thousand) for furniture and fixtures, ¥2,772 million ($23,482 thousand) for goodwill, and ¥8,977 million ($76,044 thousand) for future lease payments.

The recoverable amounts of impaired business assets were calculated on the basis of the asset's value in use. The recoverable amount of idle assets were determined using their net selling prices, which were assessed on the basis of reasonable estimates. The values in use were calculated by applying 5.5% and 6.3% discount rate to the asset's expected future cash flows for the years ended March 31, 2006 and 2007, respectively.

18. Cash flow information:

Cash and cash equivalents at March 31, 2006 and 2007 comprised the following:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2006	2007	2007
Cash and deposits	¥233,087	¥296,764	$2,513,884
Short-term investments	41,984	30,983	262,457
Short-term loans receivables	10,000	10,000	84,710
Sub-total	285,071	337,747	2,861,051
Less:			
Short-term borrowings (overdrafts)	(594)	(652)	(5,523)
Time deposits due over three months	(2,363)	(2,222)	(18,823)
Short-term investments due over three months	(2,000)	(-)	(-)
Cash and cash equivalents	¥280,114	¥334,873	$2,836,705

The Company obtained marketable securities, the fair value of which was ¥10,003 million and ¥9,932 million ($84,134 thousand) at March 31, 2006 and 2007, respectively, as deposit for the short-term loans receivables above.

19. Leases:

As described in Note 2 (17), Epson, as a lessee, charges periodic capital lease payments to expense when paid. Such payments for the years ended March 31, 2005, 2006 and 2007 amounted to ¥10,369 million, ¥17,639 million and ¥16,232 million ($137,501 thousand), respectively.

If capital leases that do not transfer the ownership of the assets to the lessee at the end of the lease term were capitalized, the capital lease assets at March 31, 2006 and 2007 would have been as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2006	2007	2007
Acquisition cost:			
Buildings and structures	¥-	¥1,785	$15,121
Machinery and equipment	78,183	56,802	481,169
Furniture and fixtures	3,375	2,438	20,652
Intangible assets	592	273	2,313
	82,150	61,298	519,255
Less:			
Accumulated depreciation	(50,302)	(42,366)	(358,882)
Accumulated impairment loss	(821)	(9,024)	(76,442)
	(51,123)	(51,390)	(435,324)
Net book value	¥31,027	¥9,908	$83,931

Depreciation expenses for these leased assets for the years ended March 31, 2005, 2006 and 2007 would have been ¥9,435 million, ¥15,965 million and ¥14,637 million ($123,990 thousand), respectively, if they

were computed in accordance with the straight-line method over the periods of these capital leases, assuming no residual value.

Interest expense for these capital leases for the years ended March 31, 2005, 2006 and 2007 would have been ¥982 million, ¥1,470 million and ¥920 million ($7,793 thousand), respectively.

Epson has recognized an impairment loss for future lease payments of impaired capital lease assets in accordance with Japanese accounting standards, which was recorded in reorganization costs. The amount was ¥1,184 million, ¥317 million and ¥8,977 million ($76,044 thousand) for the years ended March 31, 2005, 2006 and 2007, respectively.

Future lease payments for capital leases at March 31, 2006 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
Future lease payments	2006	2007	2007
Due within one year	¥15,332	¥8,719	$73,859
Due after one year	18,033	11,134	94,316
Total	¥33,365	¥19,853	$168,175

Amounts appearing in the table above include amounts to be paid on capital leases which have accrued impairment losses amounting to ¥565 million and ¥8,989 million ($76,146 thousand) as of March 31, 2006 and 2007, respectively. Lease payments for impaired capital lease assets in the years ended March 31, 2006 and 2007 were ¥472 million and ¥188 million ($1,593 thousand), respectively.

Future lease payments for non-cancelable operating leases as a lessee at March 31, 2006 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
Future lease payments	2006	2007	2007
Due within one year	¥4,482	¥5,307	$44,955
Due after one year	12,129	10,705	90,682
Total	¥16,611	¥16,012	$135,637

In addition, future lease receipts for non-cancelable operating leases as a lessor at March 31, 2006 and 2007 were as follows:

Future lease receipts	Millions of yen March 31 2006	2007	Thousands of U.S. dollars March 31, 2007
Due within one year	¥315	¥-	$-
Due after one year	1,505	-	-
Total	¥1,820	¥-	$-

20. Contingent liabilities:

Contingent liabilities for guarantee of employees' housing loans from banks at March 31, 2006 and 2007 were ¥2,920 million and ¥2,447 million ($20,729 thousand), respectively.

21. Related party transactions:

Detail of related parties and transactions with them is not disclosed herein since it is insignificant to the consolidated results.

22. Segment information:

(1) Business segment information -

Epson engages primarily in the development, manufacture and sale of computer printers, liquid crystal displays ("LCDs"), semiconductor products and other products.

Epson operates manufacturing facilities in Japan, Asia, the Americas and Europe, and markets its products internationally through a global network of local sales subsidiaries.

Epson engages principally in the following three business segments categorized based on the nature of products, markets and marketing methods.

Information-related equipment segment, including color inkjet printers, laser printers, dot matrix printers, large format inkjet printers and related supplies, color image scanners, mini-printers, printers for use in POS systems, 3LCD projectors, HDTV LCD projection televisions, LCD monitors, label writers and personal computers.

Electronic devices segment, including small- and medium-sized LCDs, HTPS-TFT panels for 3LCD projectors, CMOS LSI, crystal units, crystal oscillators and optical devices.

Precision products segment, including watches, watch movements, plastic corrective lenses, precision industrial robots, IC handlers and industrial inkjet equipment.

Operations not categorized in any of the above segments, such as services offered within Epson and new businesses still in the start-up phase, are categorized within "Other".

On April 1, 2006, the Company's optical device business (excluding the corrective lens business) was transferred to a consolidated subsidiary, Epson Toyocom Corporation. The Company's optical device business, which boasts expertise in optical components for 3LCD projectors, was merged with Epson Toyocom's optical device business, which specializes in areas such as image correction for digital cameras and optical pickup components for DVD recorders. This reorganization seeks to efficiently combine markets, technologies, and development resources with the objective of bolstering the Epson's technology development capabilities, enhancing its market competitiveness, and increasing the value of its business.

With this reorganization, the results of the Company's optical device business, which were formerly reported under precision products segment, are reported under electronic devices segment. This change is effective from the current fiscal year. The effect of the reorganization on segment information is immaterial and is thus not reported herein.

The table below summarizes the business segment information of Epson for the years ended March 31, 2005, 2006 and 2007:

Year ended March 31:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2005	2006	2007	2007
Information-related equipment:				
Net sales:				
Customers	¥942,401	¥973,690	¥913,476	$7,738,043
Inter-segment	3,628	2,753	2,854	24,176
Total	946,029	976,443	916,330	7,762,219
Operating expenses	884,474	931,422	832,094	7,048,657
Operating income	¥61,555	¥45,021	¥84,236	$713,562
Identifiable assets	¥373,172	¥384,114	¥376,770	$3,191,614
Depreciation and amortization	¥30,488	¥29,668	¥30,634	$259,500
Capital expenditures	¥26,182	¥32,395	¥38,652	$327,421
Electronic devices:				
Net sales:				
Customers	¥454,616	¥489,460	¥411,269	$3,483,854
Inter-segment	27,995	37,507	33,434	283,219
Total	482,611	526,967	444,703	3,767,073
Operating expenses	444,058	536,726	470,758	3,987,785
Operating income (loss)	¥38,553	¥(9,759)	¥(26,055)	$(220,712)
Identifiable assets	¥468,588	¥414,100	¥356,309	$3,018,289
Depreciation and amortization	¥54,685	¥59,694	¥42,226	$357,696
Capital expenditures	¥109,197	¥60,560	¥33,025	$279,754
Precision products:				
Net sales:				
Customers	¥76,827	¥81,463	¥86,903	$736,154
Inter-segment	4,316	4,315	841	7,124
Total	81,143	85,778	87,744	743,278
Operating expenses	78,707	83,427	84,168	712,986
Operating income	¥2,436	¥2,351	¥3,576	$30,292
Identifiable assets	¥50,352	¥57,935	¥60,352	$511,241
Depreciation and amortization	¥3,930	¥4,146	¥3,513	$29,759
Capital expenditures	¥4,899	¥4,464	¥4,694	$39,763
Other:				
Net sales:				
Customers	¥5,906	¥4,955	¥4,384	$37,137
Inter-segment	28,604	28,022	25,926	219,619
Total	34,510	32,977	30,310	256,756
Operating expenses	47,514	45,757	42,466	359,729
Operating loss	¥(13,004)	¥(12,780)	¥(12,156)	$(102,973)
Identifiable assets	¥147,448	¥156,936	¥133,677	$1,132,376
Depreciation and amortization	¥15,138	¥15,797	¥13,230	$112,071
Capital expenditures	¥17,257	¥23,558	¥12,251	$103,778
Eliminations and corporate:				
Net sales	¥(64,543)	¥(72,597)	¥(63,055)	$(534,138)
Operating expenses	(65,970)	(73,522)	(63,797)	(540,424)
Operating income	¥1,427	¥925	¥742	$6,286
Identifiable assets	¥258,230	¥312,121	¥357,304	$3,026,717
Depreciation and amortization	¥-	¥-	¥-	$-
Capital expenditures	¥-	¥(2,694)	¥(11,074)	$(93,808)
Consolidated:				
Net sales	¥1,479,750	¥1,549,568	¥1,416,032	$11,995,188
Operating expenses	1,388,783	1,523,810	1,365,689	11,568,733
Operating income	¥90,967	¥25,758	¥50,343	$426,455
Identifiable assets	¥1,297,790	¥1,325,206	¥1,284,412	$10,880,237
Depreciation and amortization	¥104,241	¥109,305	¥89,603	$759,026
Capital expenditures	¥157,535	¥118,283	¥77,548	$656,908

The amounts of corporate assets included in "Eliminations and corporate" were ¥277,312 million, ¥327,855 million and ¥374,216 million ($3,169,979 thousand) at March 31, 2005, 2006 and 2007, respectively, and mainly comprised cash and cash equivalents, securities and short-term loans receivable.

For the year ended March 31, 2006, impairment loss, which was recorded in information-related equipment segment, electronic devices segment, precision products segment and other segment was ¥426 million, ¥33,343 million, ¥416 million and ¥118 million, respectively.

For the year ended March 31, 2007, impairment loss, which was recorded in information-related equipment segment, electronic devices segment, precision products segment and other segment was ¥209 million ($1,771 thousand), ¥41,038 million ($347,632 thousand), ¥273 million ($2,313 thousand) and ¥213 million ($1,804 thousand), respectively.

The table below summarizes the business segment information of Epson for the three months ended March 31, 2006 and 2007:

Three months ended March 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended March 31		Three months ended March 31,
	2006	**2007**	**2007**
Information-related equipment:			
Net sales:			
Customers	¥237,713	**¥227,265**	**$1,925,159**
Inter-segment	924	**1,125**	**9,530**
Total	238,637	**228,390**	**1,934,689**
Operating expenses	223,840	**208,954**	**1,770,047**
Operating income	¥14,797	**¥19,436**	**$164,642**
Electronic devices:			
Net sales:			
Customers	¥115,878	**¥94,451**	**$800,093**
Inter-segment	6,072	**6,063**	**51,360**
Total	121,950	**100,514**	**851,453**
Operating expenses	131,831	**112,515**	**953,113**
Operating loss	¥(9,881)	**¥(12,001)**	**$(101,660)**
Precision products:			
Net sales:			
Customers	¥19,045	**¥18,844**	**$159,627**
Inter-segment	775	**153**	**1,296**
Total	19,820	**18,997**	**160,923**
Operating expenses	19,866	**19,744**	**167,251**
Operating loss	¥(46)	**¥(747)**	**$(6,328)**
Other:			
Net sales:			
Customers	¥1,568	**¥1,374**	**$11,639**
Inter-segment	7,568	**6,569**	**55,646**
Total	9,136	**7,943**	**67,285**
Operating expenses	11,576	**10,769**	**91,224**
Operating loss	¥(2,440)	**¥(2,826)**	**$(23,939)**
Eliminations and corporate:			
Net sales	¥(15,339)	**¥(13,910)**	**$(117,832)**
Operating expenses	(15,541)	**(14,066)**	**(119,153)**
Operating income	¥202	**¥156**	**$1,321**
Consolidated:			
Net sales	¥374,204	**¥341,934**	**$2,896,518**
Operating expenses	371,572	**337,916**	**2,862,482**
Operating income	¥2,632	**¥4,018**	**$34,036**

(2) Geographic segment information -

Net sales are attributed to geographic segments based on the country location of the Company or the subsidiary that transacted the sale with the external customer. Principal countries and jurisdictions in each geographic segment are as follows:

"The Americas" mainly includes the United States, Canada, Brazil, Chile, Argentina, Costa Rica, Colombia, Venezuela, Mexico and Peru.

"Europe" mainly includes the United Kingdom, the Netherlands, Germany, France, Italy, Spain, Portugal and Russia.

"Asia/Oceania" mainly includes China (including Hong Kong), Singapore, Malaysia, Taiwan, Thailand, the Philippines, Australia, New Zealand, Indonesia, Korea and India.

The table below summarizes the geographic segment information of Epson for the years ended March 31, 2005, 2006 and 2007:

Year ended March 31:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2005	2006	2007	2007
Japan:				
Net sales:				
Customers	¥694,344	¥742,093	¥640,727	$5,427,590
Inter-segment	540,694	565,438	602,431	5,103,185
Total	1,235,038	1,307,531	1,243,158	10,530,775
Operating expenses	1,192,107	1,323,858	1,208,070	10,233,545
Operating income (loss)	¥42,931	¥(16,327)	¥35,088	$297,230
Identifiable assets	¥851,767	¥791,482	¥703,822	$5,962,067
The Americas:				
Net sales:				
Customers	¥242,898	¥263,196	¥250,374	$2,120,915
Inter-segment	41,618	45,701	41,264	349,546
Total	284,516	308,897	291,638	2,470,461
Operating expenses	271,363	296,267	279,735	2,369,631
Operating income	¥13,153	¥12,630	¥11,903	$100,830
Identifiable assets	¥77,661	¥102,063	¥102,831	$871,080
Europe:				
Net sales:				
Customers	¥325,998	¥310,902	¥289,286	$2,450,538
Inter-segment	2,525	2,784	10,098	85,540
Total	328,523	313,686	299,384	2,536,078
Operating expenses	317,000	306,010	299,792	2,539,534
Operating income (loss)	¥11,523	¥7,676	¥(408)	$(3,456)
Identifiable assets	¥74,867	¥75,944	¥83,202	$704,803
Asia/Oceania:				
Net sales:				
Customers	¥216,510	¥233,377	¥235,645	$1,996,145
Inter-segment	481,541	606,268	551,842	4,674,647
Total	698,051	839,645	787,487	6,670,792
Operating expenses	677,897	814,220	766,293	6,491,258
Operating income	¥20,154	¥25,425	¥21,194	$179,534
Identifiable assets	¥185,522	¥231,201	¥232,618	$1,970,504
Eliminations and corporate:				
Net sales	¥(1,066,378)	¥(1,220,191)	¥(1,205,635)	$(10,212,918)
Operating expenses	(1,069,584)	(1,216,545)	(1,188,201)	(10,065,235)
Operating income (loss)	¥3,206	¥(3,646)	¥(17,434)	$(147,683)
Identifiable assets	¥107,973	¥124,516	¥161,939	$1,371,783
Consolidated:				
Net sales	¥1,479,750	¥1,549,568	¥1,416,032	$11,995,188
Operating expenses	1,388,783	1,523,810	1,365,689	11,568,733
Operating income	¥90,967	¥25,758	¥50,343	$426,455
Identifiable assets	¥1,297,790	¥1,325,206	¥1,284,412	$10,880,237

The amounts of corporate assets included in "Eliminations and corporate" were ¥277,312 million, ¥327,855 million and ¥374,216 million ($3,169,979 thousand) at March 31, 2005, 2006 and 2007, respectively, and mainly comprised cash and cash equivalents, securities and short-term loans receivable.

The table below summarizes the geographic segment information of Epson for the three months ended March 31, 2006 and 2007:

Three months ended March 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended March 31		Three months ended March 31,
	2006	**2007**	**2007**
Japan:			
Net sales:			
Customers	¥167,650	**¥148,216**	**$1,255,536**
Inter-segment	121,803	**132,252**	**1,120,305**
Total	289,453	**280,468**	**2,375,841**
Operating expenses	300,260	**279,969**	**2,371,614**
Operating income (loss)	¥(10,807)	**¥499**	**$4,227**
The Americas:			
Net sales:			
Customers	¥66,007	**¥63,535**	**$538,204**
Inter-segment	9,005	**9,581**	**81,161**
Total	75,012	**73,116**	**619,365**
Operating expenses	72,162	**70,228**	**594,901**
Operating income	¥2,850	**¥2,888**	**$24,464**
Europe:			
Net sales:			
Customers	¥79,716	**¥72,953**	**$617,984**
Inter-segment	752	**1,723**	**14,595**
Total	80,468	**74,676**	**632,579**
Operating expenses	76,750	**75,950**	**643,371**
Operating income (loss)	¥3,718	**¥(1,274)**	**$(10,792)**
Asia/Oceania:			
Net sales:			
Customers	¥60,831	**¥57,230**	**$484,794**
Inter-segment	118,796	**111,376**	**943,465**
Total	179,627	**168,606**	**1,428,259**
Operating expenses	180,220	**173,174**	**1,466,955**
Operating loss	¥(593)	**¥(4,568)**	**$(38,696)**
Eliminations and corporate:			
Net sales	¥(250,356)	**¥(254,932)**	**$(2,159,526)**
Operating expenses	(257,820)	**(261,405)**	**(2,214,359)**
Operating income	¥7,464	**¥6,473**	**$54,833**
Consolidated:			
Net sales	¥374,204	**¥341,934**	**$2,896,518**
Operating expenses	371,572	**337,916**	**2,862,482**
Operating income	2,632	**¥4,018**	**$34,036**

(3) Sales to overseas customers -

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the years ended March 31, 2005, 2006 and 2007:

Year ended March 31:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2005	2006	**2007**	**2007**
Overseas sales:				
The Americas	¥266,649	¥285,127	**¥270,484**	**$2,291,267**
Europe	386,091	357,835	**341,524**	**2,893,045**
Asia/Oceania	292,276	421,994	**352,388**	**2,985,074**
Total	945,016	1,064,956	**964,396**	**8,169,386**
Consolidated net sales	¥1,479,750	¥1,549,568	**¥1,416,032**	**$11,995,188**
Percentage:				
The Americas	18.0%	18.4%	**19.1%**	
Europe	26.1	23.1	**24.1**	
Asia/Oceania	19.8	27.2	**24.9**	
Total	63.9%	68.7%	**68.1%**	

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the three months ended March 31, 2006 and 2007:

Three months ended March 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended March 31		Three months ended March 31,
	2006	**2007**	**2007**
Overseas sales:			
The Americas	¥70,982	**¥67,334**	**$570,385**
Europe	90,744	**84,472**	**715,561**
Asia/Oceania	96,024	**82,369**	**697,747**
Total	257,750	**234,175**	**1,983,693**
Consolidated net sales	¥374,204	**¥341,934**	**$2,896,518**
Percentage:			
The Americas	19.0%	**19.7%**	
Europe	24.2	**24.7**	
Asia/Oceania	25.7	**24.1**	
Total	68.9%	**68.5%**	

April 26, 2007 Supplementary Information
Consolidated year ended March 31, 2007

Supplementary Information

Consolidated year ended March 31, 2007

Cautionary Statement

This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements are subject to various risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

1. Sales by division

(Unit: billion yen)

	Year ended March 31, 2006	Year ended March 31, 2007	Increase %	Forecast for the year ended March 31, 2008
Information-related equipment	976.4	916.3	(6.2%)	904.0
Printer	840.1	781.6	(7.0%)	760.0
Visual instruments	104.6	106.5	1.8%	113.0
Other	38.3	28.9	(24.4%)	32.0
Intra-segment sales	(6.6)	(0.7)	-%	(1.0)
Electronic devices	527.0	444.7	(15.6%)	433.0
Display	368.3	271.0	(26.4%)	261.0
Semiconductor	102.6	91.2	(11.2%)	77.0
Quartz device	70.7	97.9	38.6%	105.0
Other	2.9	2.9	(1.1%)	3.0
Intra-segment sales	(17.6)	(18.3)	-%	(13.0)
Precision products	85.8	87.7	2.3%	86.0
Other	33.0	30.3	(8.1%)	31.0
Inter-segment sales	(72.6)	(63.0)	-%	(61.0)
Consolidated sales	1,549.6	1,416.0	(8.6%)	1,393.0

2. Business segment information

(Unit: billion yen)

	Year ended March 31, 2006	Year ended March 31, 2007	Increase %	Forecast for the year ended March 31, 2008	Increase compared to year ended March 31, 2007 %
Information-related equipment					
Net sales:					
Customers	973.6	913.5	(6.2%)	902.0	(1.3%)
Inter-segment	2.8	2.8	3.7%	2.0	(29.9%)
Total	976.4	916.3	(6.2%)	904.0	(1.3%)
Operating expenses	931.4	832.1	(10.7%)	834.0	0.2%
Operating income	45.0	84.2	87.1%	70.0	(16.9%)
Electronic devices					
Net sales:					
Customers	489.5	411.2	(16.0%)	400.0	(2.7%)
Inter-segment	37.5	33.5	(10.9%)	33.0	(1.3%)
Total	527.0	444.7	(15.6%)	433.0	(2.6%)
Operating expenses	536.7	470.7	(12.3%)	433.0	(8.0%)
Operating loss	(9.7)	(26.0)	-%	-	-%
Precision products					
Net sales:					
Customers	81.5	86.9	6.7%	85.0	(2.2%)
Inter-segment	4.3	0.8	(80.5%)	1.0	18.9%
Total	85.8	87.7	2.3%	86.0	(2.0%)
Operating expenses	83.4	84.1	0.9%	81.0	(3.8%)
Operating income	2.4	3.6	52.1%	5.0	39.8%
Other					
Net sales:					
Customers	5.0	4.4	(11.5%)	6.0	36.9%
Inter-segment	28.0	25.9	(7.5%)	25.0	(3.6%)
Total	33.0	30.3	(8.1%)	31.0	2.3%
Operating expenses	45.8	42.5	(7.2%)	45.0	6.0%
Operating loss	(12.8)	(12.2)	-%	(14.0)	-%
Elimination and corporate					
Net sales	(72.6)	(63.0)	-%	(61.0)	-%
Operating expenses	(73.5)	(63.7)	-%	(61.0)	-%
Operating income	0.9	0.7	(19.7%)	-	-%
Consolidated					
Net sales	1,549.6	1,416.0	(8.6%)	1,393.0	(1.6%)
Operating expenses	1,523.8	1,365.7	(10.4%)	1,332.0	(2.5%)
Operating income	25.8	50.3	95.5%	61.0	21.2%

3. Capital expenditure / Depreciation and amortization

(Unit: billion yen)

	Year ended March 31, 2006	Year ended March 31, 2007	Increase %	Forecast for the year ended March 31, 2008	Increase compared to year ended March 31, 2007 %
Capital expenditure	112.6	73.1	(35.1%)	88.0	20.4%
Information-related equipment	29.1	26.2	(9.9%)	33.0	26.2%
Electronic devices	57.4	35.3	(38.5%)	32.0	(9.4%)
Precision products	4.5	5.4	20.4%	5.0	(7.6%)
Other	21.6	6.2	(71.1%)	18.0	188.5%
Depreciation and amortization	109.3	89.6	(18.0%)	91.0	1.6%
Information-related equipment	29.7	30.7	3.3%	33.0	7.7%
Electronic devices	59.7	42.2	(29.3%)	39.0	(7.6%)
Precision products	4.1	3.5	(15.2%)	4.0	13.9%
Other	15.8	13.2	(16.2%)	15.0	13.4%

4. Research and development

(Unit: billion yen)

	Year ended March 31, 2006	Year ended March 31, 2007	Increase %	Forecast for the year ended March 31, 2008	Increase compared to year ended March 31, 2007 %
Research and Development	92.9	84.7	(8.9%)	90.0	6.3%
R&D / sales ratio	6.0%	6.0%		6.5%	

5. Management indices

(Unit: %)

	Year ended March 31, 2006	Year ended March 31, 2007	Increase Point	Forecast for the year ended March 31, 2008	Increase compared to year ended March 31, 2007 Point
Return on equity (ROE)	(3.8%)	(1.5%)	2.3	6.3%	7.8
Return on assets (ROA)	(1.5%)	0.3%	1.8	4.4%	4.1
Return on sales (ROS)	(1.3%)	0.2%	1.5	3.9%	3.7

Note 1. ROE=Net income / Beginning and ending balance average shareholders' equity

2. ROA=Income before income taxes and minority interest / Beginning and ending balance average total assets

3. ROS=Income before income taxes and minority interest / Net sales

6. Foreign exchange fluctuation effect on net sales

(Unit: billion yen)

	Year ended March 31, 2006	Year ended March 31, 2007	Increase
Foreign exchange effect	36.1	45.5	9.4
U.S. dollars	14.4	8.2	(6.2)
Euro	6.0	23.6	17.6
Other	15.7	13.7	(2.0)
Exchange rate			
Yen / U.S. dollars	113.31	117.02	
Yen / Euro	137.86	150.09	

Note: Foreign exchange effect=(Foreign currency sales for the period) x (Average rate for the period – Average rate for the same prior period)

7. Inventory

(Unit: billion yen)

	September 30, 2006	March 31, 2006	March 31, 2007	Increase compared to March 31, 2006
Inventory	214.4	192.0	178.6	(13.4)
Information-related equipment	128.9	112.9	102.8	(10.1)
Electronic devices	67.8	61.6	58.8	(2.8)
Precision products	16.0	15.5	15.1	(0.4)
Other / Corporate	1.7	2.0	1.9	(0.1)
Turnover by days	58	45	46	1
Information-related equipment	56	42	41	(1)
Electronic devices	54	43	48	5
Precision products	64	66	63	(3)
Other / Corporate	21	22	23	1

Note: Turnover by days=Ending (Interim) balance of inventory / Prior 12 (6) months sales per day

8. Employees

(Unit: person)

	September 30, 2006	March 31, 2006	March 31, 2007	Increase compared to March 31, 2006
Number of employees at period end	102,025	90,701	87,626	(3,075)
Domestic	24,333	23,522	25,379	1,857
Overseas	77,692	67,179	62,247	(4,932)

April 26, 2007

Full-Year & 4Q Financial Results
Fiscal Year 2006 (Ending March 2007)

Full-Year & 4Q Financial Results Fiscal Year 2006 (Ending March 2007)

April 26, 2007

Seiko Epson Corporation



Disclaimer regarding forward-looking statements

The foregoing statements regarding future results reflect the Company's expectations based on information available at the time of announcement. The information contains certain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, the competitive environment, market trends, general economic conditions, technological changes, exchange rate fluctuations and our ability to continue to timely introduce new products and services.

Numerical values presented herein

Numbers are rounded to the unit indicated.

Percentages are rounded off to one decimal place.


EPSON
EXCEED YOUR VISION

1. Overview

2. Detailed Explanation

FY2006 Business Results (Net Sales)

▶By business segment

EPSON
EXCEED YOUR VISION



(Billions of yen)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
-200
1,549.5
32.9
85.7
526.9
976.4
-72.5
FY2005 Actual
1,416.0
30.3
87.7
444.7
916.3
-63.0
FY2006 Actual
Consolidated Total
Y/Y -133.5
Other
Y/Y -2.6
Precision Products
Y/Y +1.9
Electronic Devices
Y/Y -82.2
Info. Equipment
Y/Y -60.1
Eliminations

FY2006 Business Results (Operating Income)

▶By business segment



EPSON
EXCEED YOUR VISION
(Billions of yen)
100.0
80.0
60.0
40.0
20.0
0.0
-20.0
-40.0
25.7
45.0
-9.7
2.3
-12.7
0.9
50.3
84.2
-26.0
3.5
-12.1
0.7
FY2005 Actual
FY2006 Actual
Consolidated Total
Y/Y +24.5
Information Equipment
Y/Y +39.2
Electronic Devices
Y/Y -16.2
Precision Products
Y/Y +1.2
Eliminations
Other
Y/Y +0.6



FY2007 Business Outlook
▶By business segment
EPSON
EXCEED YOUR VISION
(Billions of yen)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
-200
1,416.0
1,393.0
30.3
87.7
444.7
916.3
-63.0
31.0
86.0
433.0
904.0
-61.0
Net Sales
FY2006 Actual
FY2007 Outlook
100
80
60
40
20
0
-20
-40
-60
50.3
0.7
3.5
84.2
-26.0
-12.1
61.0
0.0
5.0
0.0
70.0
-14.0
Operating income
FY2006 Actual
FY2007 Outlook
Consolidated Total
Net sales -23.0
Operating income +10.6
Precision Products
Net sales -1.7
Operating income +1.4
Electronic Devices
Net sales -11.7
Operating income +26.0
Information Equipment
Net sales -12.3
Operating income -14.2
Other
Net sales +0.6
Operating income -1.8
Eliminations

FY2006 Summary, FY2007 Outlook Highlights

EPSON
EXCEED YOUR VISION

Mid-Range Business Plan
Creativity and Challenge 1000

Year 1: Summary of FY2006

Operating income was up from last year in all businesses except displays due to successful cost reduction initiatives, contingent employee reductions, fixed-cost restructuring and foreign exchange gains that more than offset the effects of intense competition.

Year 2: FY2007 Initiatives

Building on the results of year 1, we will move toward achieving sales growth and our planned objective of ¥100 billion in ordinary income in fiscal 2008.

FY2007 Outlook

Net Sales	¥1,393 bil
Operating Income	¥61 bil
Ordinary Income	¥60 bil

FY2007 Outlook Highlights

EPSON
EXCEED YOUR VISION

Net Sales



(Billions of yen)
■ Total □ Information Equipment ▯ Electronic Devices
Brackets indicate mid-range business plan numbers (Mar. 16, 2006)
1,549.5
976.4
526.9
1,416.0
[1,555.0]
916.3
[948.0]
444.7
[550.0]
1,393.0
[1,590.0]
904.0
[970.0]
433.0
[580.0]
[1,670.0]
FY2005 Actual
FY2006 Actual
FY2007 Outlook
FY2008 Target

Ordinary Income (operating income for segments)



(Billions of yen)
■ Total (Ordinary Income)
□ Information equipment (Operating Income)
▯ Electronic devices (Operating Income)
Brackets indicate mid-range business plan numbers (Mar. 16, 2006)
27.9
45.0
-9.7
49.0
[40.0]
84.2
[52.0]
-26.0
[1.0]
60.0
[70.0]
70.0
[65.0]
0
[15.0]
[100.0+]
FY2005 Actual
FY2006 Actual
FY2007 Outlook
FY2008 Target

FY2007 Outlook Highlights


EPSON
EXCEED YOUR VISION

Information Equipment Segment

Inkjet Printers

Results of FY2006 Initiatives

✓Cut costs and strengthened business platform through fixed cost reductions

✓Optimized marketing strategy on a regional basis

FY2007 Initiatives

✓Optimize balance between short-term profits and mid-term growth

✓Expand printer unit shipments with an eye toward future consumable sales

1. Fine-tune marketing strategy tailored to print volumes and specific markets
2. Flexibly adapt to market trends, particularly in Europe and America
3. Pursue stringent cost reductions

✓Grow the business and industrial sectors into a core profit center in the mid-term

Business Systems

✓Augment existing businesses by moving into new areas such as coupon printers & mini-labs

Projectors

✓Pursue the growing business and education markets

FY2007 Outlook Highlights


EPSON
EXCEED YOUR VISION

Electronic Device Segment

Small- & Medium-Sized Displays

Results of FY2006 Initiatives

✓Cut costs and strengthened business platform through fixed cost reductions

✓Clarified strategy for reorganization of display business (announced Mar. 14)
[Move all C-STN offshore, terminate MD-TFD in FY07, concentrate resources on a-TFT & LTPS]

FY2007 Initiatives

✓Boost sales to new applications in addition to mobile phones

1. Customer-engaged sales
2. Pursue new technologies and regain customer confidence
3. Pursue stringent cost reductions

HTPS

✓Take advantage of growing projector market to increase HTPS shipments

Quartz Devices

✓Take a balanced approach to technology and applications in our three core device categories (timing, sensing, opto)

Semiconductors

✓Pursue mixed-signal products that use our strength in low-power analog-digital IC technology

1. Overview

2. Detailed Explanation


EPSON
EXCEED YOUR VISION

1) FY2006 Financial Results

2) FY2007 Business Outlook



Financial Highlights (Full Year)

▷ Year-on-year

EPSON
EXCEED YOUR VISION

(Billions of yen)	FY2005		FY2006				Change (amount, %)	
	Actual	%	3/14 Outlook	%	Actual	%	Y/Y	Vs. 3/14 Outlook
Net Sales	1,549.5	-	1,414.0	-	1,416.0	-	-133.5 -8.6%	+2.0 +0.1%
Operating Income	25.7	1.7%	50.0	3.5%	50.3	3.6%	+24.5 +95.5%	+0.3 +0.7%
Ordinary Income	27.9	1.8%	48.0	3.4%	49.0	3.5%	+21.1 +75.4%	+1.0 +2.3%
Net Income Before income taxes	-20.0	-1.3%	0	0.0%	3.4	0.2%	+23.5 -	+3.4 -
Net Income	-17.9	-1.2%	-18.0	-1.3%	-7.0	-0.5%	+10.8 -	+10.9 -
EPS	-¥91.24		-¥91.67		-¥36.13			
Exchange rate USD	¥113.31		¥117.00		¥117.02			
Exchange rate EUR	¥137.86		¥150.00		¥150.09			

Net Sales Comparison (Full Year)

▶Information-related equipment segment

EPSON
EXCEED YOUR VISION



(Billions of yen)
1,000
900
800
700
600
500
400
300
200
100
0
-100
976.4
38.3
104.6
840.0
-6.5
916.3
28.9
106.5
781.5
-0.7
FY2005
Actual
FY2006
Actual

PC, Other
Y/Y -9.3

- PC: Down on lower volume

Visual Instruments
Y/Y +1.8

% sales	FY05	FY06
PRJ	74%	86%
PTV	8%	3%
Other	18%	11%

- PRJ: Business & home up on higher volume
- PTV: Down on lower volume

Printers
Y/Y -58.4

% sales	FY05	FY06
IJP	65%	62%
LP	14%	14%
BS	16%	19%
SCN, other	5%	5%

- IJP: SFP & MFP down on lower volume due to marketing efforts that emphasized profitability
- LP: Emphasized models with high PV & profitability
- BS: Up on strong TM and SIDM sales

Eliminations

IJP : Ink Jet Printer
SFP : Single Function Printer
MFP : Multi Function Printer
LP : Laser Printer
BS : Business System
TM : Terminal module
SIDM : Serial-impact dot matrix printer
SCN : Scanner
PRJ : Projector
PTV : Projection TV




Net Sales Comparison (Full Year)
▶Electronic device segment

EPSON
EXCEED YOUR VISION

(Billions of yen)

	FY2005 Actual	FY2006 Actual
Quartz Devices	70.6	97.9
Semiconductors	102.6	91.1
Displays	368.3	271.0
Eliminations	-14.6	-15.3
Total	526.9	444.7

Quartz Devices Y/Y +27.2

- Sales of products for the mobile phone, PC, and digital camera markets remained strong

Semiconductors Y/Y -11.4

- S-LSI: Down on lower volume

Displays Y/Y -97.3

- C-STN/a-TFT: Down on higher volume & lower ASPs
- MD-TFD/LTPS: Down on lower volume & ASPs
- HTPS: Down on higher volume & lower ASPs

% sales

	FY05	FY06
C-STN	14%	15%
MD-TFD	28%	25%
a-TFT	33%	37%
LTPS	13%	7%
HTPS	12%	16%

C-STN: Color STN
MD-TFD: Mobile digital thin-film diode
a-TFT: Amorphous-silicon TFT
LTPS: Low-temperature polysilicon TFT
HTPS: High-temperature polysilicon TFT
S-LSI: System LSI

Statistics of Balance Sheet Items


EPSON
EXCEED YOUR VISION

Total assets


2,000
1,000
0
(Billions of yen)
1,197.6
1,207.0
1,298.2
1,325.7
1,285.0
End of March 2003
End of March 2004
End of March 2005
End of March 2006
End of March 2007

Inventories


200
100
0
(Billions of yen)
167.4
155.8
176.6
192.0
178.6
End of March 2003
End of March 2004
End of March 2005
End of March 2006
End of March 2007

Statistics of Balance Sheet Items


EPSON
EXCEED YOUR VISION

Interest-bearing liabilities & ratio of interest-bearing liabilities


800
400
0
(Billions of yen)
51.0%
37.9%
30.4%
32.4%
31.5%
610.9
457.5
395.2
429.6
404.5
End of March 2003
End of March 2004
End of March 2005
End of March 2006
End of March 2007

Shareholder's equity & equity ratio


600
400
200
0
(Billions of yen)
23.5%
34.3%
36.4%
35.8%
36.6%
281.3
414.3
472.8
474.5
470.3
End of March 2003
End of March 2004
End of March 2005
End of March 2006
End of March 2007

The definition of shareholder equity changed due to changes in accounting standards
End of March 2007: Shareholder equity = total net assets - minority interests in subsidiaries

Fourth-Quarter Financial Highlights
▶ Year-on-year



EPSON
EXCEED YOUR VISION

(Billions of yen)	FY2005		FY2006		Change	
	4Q Actual	%	4Q Actual	%	Amount	%
Net Sales	374.2	-	341.9	-	-32.2	-8.6%
Operating Income	2.6	0.7%	4.0	1.2%	+1.3	+52.7%
Ordinary Income	1.1	0.3%	4.0	1.2%	+2.8	+247.4%
Net Income Before income taxes	-39.9	-10.7%	-36.6	-10.7%	+3.3	-
Quarterly Net Income	-25.8	-6.9%	-21.0	-6.2%	+4.8	-
Exchange rate USD	¥116.94		¥119.52			
Exchange rate EUR	¥140.70		¥156.50			

Quarterly Net Sales
▶By business segment

EPSON
EXCEED YOUR VISION

(Billions of yen)

	2005/4Q	2006/1Q	2006/2Q	2006/3Q	2006/4Q
Total	374.2	322.0	355.3	396.7	341.9
Other	9.1	8.0	7.4	6.9	7.9
Precision Products	19.8	20.0	26.0	22.6	18.9
Electronic Devices	121.9	109.1	121.8	113.1	100.5
Information Equipment	238.6	200.7	217.2	269.9	228.3
Eliminations	-15.3	-15.9	-17.2	-15.9	-13.9

Segment	Y/Y
Other	-1.1
Precision Products	-0.8
Electronic Devices	-21.4
Information Equipment	-10.2
Eliminations	

Axis: 500, 450, 400, 350, 300, 250, 200, 150, 100, 50, 0, -50

Quarterly Net Sales Comparison
▶Information-related equipment segment

EPSON
EXCEED YOUR VISION



(Billions of yen)
300
280
260
240
220
200
180
160
140
120
100
80
60
40
20
0
-20
238.6
228.3
10.9
27.4
201.9
-1.7
9.5
25.9
193.0
2005/4Q
2006/4Q
PC, Other
Y/Y -1.4
Visual Instruments
Y/Y -1.5
% sales
'05/4Q '06/4Q
PRJ 78% 89%
PTV 5% 0%
Other 17% 11%
Printers
Y/Y -8.9
% sales
'05/4Q '06/4Q
IJP 62% 60%
LP 16% 15%
BS 18% 20%
SCN, other 4% 5%
Eliminations
• Front PRJ: Sales of business units remained strong.
• PTV: Down on lower volume
• IJP: Sales volume down
• LP: Emphasized models with high PV & profitability
• BS: TM remained strong
IJP : Inkjet printer
LP : Laser printer
BS : Business systems
TM : Terminal module
SCN : Scanner
PRJ : Projector
PTV : Projection TV

Quarterly Net Sales Comparison
▶Electronic device segment


EPSON
EXCEED YOUR VISION

(Billions of yen)

	2005/4Q	2006/4Q
Quartz Devices	22.5	23.6
Semiconductors	23.7	19.4
Displays	78.3	60.9
Eliminations	-2.8	-3.5
Total	121.9	100.5

Quartz Devices Y/Y +1.0
- Sales of products for the mobile phone, PC, and digital camera markets remained strong

Semiconductors Y/Y -4.3
- LCD-Dr: Volume down
 S-LSI: Volume & ASPs down

Displays Y/Y -17.4
- C-STN/MD-TFD/LTPS: Volume & ASPs down
- a-TFT: ASPs down, sales up on higher volume
- HTPS: Volume up, ASPs down

% sales	'05/4Q	'06/4Q
C-STN	15%	14%
MD-TFD	29%	21%
a-TFT	31%	41%
LTPS	11%	7%
HTPS	14%	17%

C-STN: Color STN
MD-TFD: Mobile digital thin-film diode
a-TFT: Amorphous-silicon TFT
LTPS: Low-temperature polysilicon TFT
HTPS: High-temperature polysilicon TFT
LCD-Dr: LCD driver
S-LSI: System LSI

Quarterly Selling, General and Administrative Expenses


EPSON
EXCEED YOUR VISION

(Billions of yen)

	2005/4Q	2006/1Q	2006/2Q	2006/3Q	2006/4Q
Total	84.2	68.0	72.4	85.1	80.6
(% sales)	22.5%	21.1%	20.4%	21.5%	23.6%
Other	49.1	38.8	41.3	44.9	44.4
Advertising expenses	6.6	4.0	4.9	10.3	6.7
Sales promotion expenses	8.0	4.6	5.9	8.4	8.4
Salaries & wages	20.4	20.5	20.2	21.3	20.9

100
80
60
40
20
0

	Y/Y
Other	-4.6
Advertising expenses	+0.1
Sales promotion expenses	+0.4
Salaries & wages	+0.5


EPSON
EXCEED YOUR VISION

Quarterly Operating Income

▶By business segment

(Billions of yen)
2.6
7.0
13.9
25.3
4.0
35
30
25
20
15
10
5
0
-5
-10
-15
14.7
0.0
-9.8
-2.4
14.1
1.3
-5.3
-3.2
18.1
1.4
-2.9
-2.9
32.4
1.5
-5.7
-3.0
19.4
-0.7
-12.0
-2.8
2005/4Q
2006/1Q
2006/2Q
2006/3Q
2006/4Q
Information Equipment
Y/Y +4.6
Electronic Devices
Y/Y -2.1
Precision Products
Y/Y -0.7
Other
Y/Y -0.3

Operating Income Fluctuation Cause Analysis


EPSON
EXCEED YOUR VISION

(Billions of yen)
2.6
+4.2
+7.1
Price fluctuations
-39.6
+22.4
+6.3
+0.9
4.0
0
Impact of exchange rate fluctuations
Change in sales volume
Cost fluctuations
S.G.A. decrease
Other
Operating Income
2005/4Q
¥1.3 billion increase
Operating Income
2006/4Q

1) FY2006 Financial Results

2) FY2007 Business Outlook

FY2007 Business Outlook
▷ Year-on-year


EPSON
EXCEED YOUR VISION

(Billions of yen)	FY2006		FY2007		Change	
	Actual	%/Sales	Outlook	%/Sales	Amount	%
Net Sales	1,416.0	-	1,393.0	-	-23.0	-1.6%
Operating Income	50.3	3.6%	61.0	4.4%	+10.6	+21.2%
Ordinary Income	49.0	3.5%	60.0	4.3%	+10.9	+22.2%
Net Income Before income taxes	3.4	0.2%	55.0	3.9%	+51.5	+1482.6 %
Net Income	-7.0	-0.5%	30.0	2.2%	+37.0	—
EPS	-¥36.13		¥152.78			
Exchange rate USD	¥117.02		¥114.00			
Exchange rate EUR	¥150.09		¥148.00			

FY2007 Business Outlook (Net Sales)

▶By business segment



EPSON
EXCEED YOUR VISION



(Billions of yen)
Net Sales
FY2006 Actual
1,416.0
30.3
87.7
444.7
916.3
-63.0
FY2007 Outlook
1,393.0
31.0
86.0
433.0
904.0
-61.0
Other
Y/Y +0.6
Precision Products
Y/Y -1.7
Electronic Devices
Y/Y -11.7
Information Equipment
Y/Y -12.3
Eliminations
Half-Yearly Net Sales
FY2007 1H Outlook
656.0
14.0
41.0
213.0
418.0
-30.0
FY2007 2H Outlook
737.0
17.0
45.0
220.0
486.0
-31.0
1,600
1,400
1,200
1,000
800
600
400
200
0
-200
800
700
600
500
400
300
200
100
0
-100

Net Sales Outlook by Business

▶Information-related equipment segment


EPSON
EXCEED YOUR VISION

(Billions of yen)

Net Sales

	FY2006 Actual	FY2007 Outlook
PC, Other	28.9	32.0
Visual Instruments	106.5	113.0
Printers	781.5	760.0
Eliminations	-0.7	-1.0
Total	916.3	904.0

	Y/Y
PC, Other	+3.0
Visual Instruments	+6.4
Printers	-21.5

Half-Yearly Net Sales

	FY2007 1H Outlook	FY2007 2H Outlook
PC, Other	14.2	17.8
Visual Instruments	55.0	58.0
Printers	349.0	411.0
Eliminations	-0.2	0.8
Total	418.0	486.0

Net Sales Outlook by Business

EPSON
EXCEED YOUR VISION

(Billions of yen)

Net Sales

	FY2006 Actual	FY2007 Outlook
Total	781.5	760.0
Scanners, Other	5%	5%
Business Systems	19%	19%
Laser Printers	14%	13%
Inkjet Printers	62%	63%

Half-Yearly Net Sales

	FY2007 1H Outlook	FY2007 2H Outlook
Total	349.0	411.0
Scanners, Other	5%	5%
Business Systems	20%	18%
Laser Printers	13%	13%
Inkjet Printers	62%	64%

Scanners, Other

Business Systems

- Growth in S. America, SE Asia & China
- Retail market strong

Laser Printers

- Emphasize regions and products with high print volume

Inkjet Printers

- Expand printer unit shipments with an eye on future consumable sales
- Flexibly adapt to market trends

Net Sales Outlook by Business

ments business


EPSON
EXCEED YOUR VISION

(Billions of yen)

Net Sales

	FY2006 Actual	FY2007 Outlook
Total	106.5	113.0
Other	11%	13%
Projection TVs	3%	0%
Projectors	86%	87%

Half-Yearly Net Sales

	FY2007 1H Outlook	FY2007 2H Outlook
Total	55.0	58.0
Other	11%	15%
Projection TVs	0%	0%
Projectors	89%	85%

Other

Projection TVs

- Continue sales for the Japanese market

Projectors

- Market expansion
- Launch compelling products
- Increase net sales through higher volume

Net Sales Outlook by Business

▶Electronic device segment


EPSON
EXCEED YOUR VISION

(Billions of yen)

Net Sales

	FY2006 Actual	FY2007 Outlook
Total	444.7	433.0
Quartz Devices	97.9	105.0
Semiconductors	91.1	77.0
Displays	271.0	261.0
Eliminations	-15.3	-10.0

	Y/Y
Quartz Devices	+7.0
Semiconductors	-14.1
Displays	-10.0

Half-Yearly Net Sales

	FY2007 1H Outlook	FY2007 2H Outlook
Total	213.0	220.0
Quartz Devices	49.0	56.0
Semiconductors	37.0	40.0
Displays	133.0	128.0
Eliminations	-6.0	-4.0

Net Sales Outlook by Business


EPSON
EXCEED YOUR VISION

(Billions of yen)

Net Sales

	FY2006 Actual	FY2007 Outlook
Total	271.0	261.0
HTPS-TFT	16%	20%
LTPS-TFT	7%	11%
a-TFT	37%	46%
MD-TFD	25%	11%
C-STN	15%	12%

HTPS-TFT
- Projection market expansion

LTPS-TFT
- Concentrate resources
- Develop high-resolution LCD applications

a-TFT
- Concentrate resources
- Develop new applications in addition to mobile phones

MD-TFD
- Terminate in FY07

C-STN
- Transfer operations offshore
- Demand from monochrome upgrades

Half-Yearly Net Sales

	FY2006 1H Outlook	FY2006 2H Outlook
Total	133.0	128.0
HTPS-TFT	19%	20%
LTPS-TFT	10%	12%
a-TFT	43%	49%
MD-TFD	15%	8%
C-STN	13%	11%

FY2007 Business Outlook (Operating Income)
▶By business segment


EPSON
EXCEED YOUR VISION

(Billions of yen)
100
80
60
40
20
0
-20
-40
-60
50.3
0.7
3.5
84.2
-26.0
-12.1
61.0
5.0
0.0
70.0
-14.0
Operating Income
FY2006 Actual
FY2007 Outlook
Eliminations
Precision Products
Y/Y +1.4
Electronic Devices
Y/Y +26.0
Information Equipment
Y/Y -14.2
Other
Y/Y -1.8
60
50
40
30
20
10
0
-10
-20
19.0
1.0
26.0
-2.0
-6.0
42.0
4.0
2.0
44.0
-8.0
Half-Yearly Operating Income
FY2007 1H Outlook
FY2007 2H Outlook

Outlook for Capital Expenditure and Depreciation & Amortization Expenses


EPSON
EXCEED YOUR VISION

Capital Expenditures / Depreciation and Amortization Expenses

(Billions of yen)	Capital Expenditures	Depreciation and Amortization Expenses
FY2003	68.7	110.3
FY2004	151.2	104.2
FY2005	112.5	109.3
FY2006 (Actual)	73.1	89.6
FY2007 (Outlook)	88.0	91.0

Includes +¥6.7 billion in depreciation and amortization charges due to revisions in taxation system

Key Capital Investments

Investment strategy: Concentrate on strategic areas

- Finished product business: Invest in new products
- Device business: Invest in additional production capacity

Free Cash Flow Outlook


EPSON
EXCEED YOUR VISION

(Billions of yen)

	FY2003	FY2004	FY2005	FY2006 (Actual)	FY2007 (Outlook)
Cash flow from operations activities	182.6	162.4	117.4	160.2	128.5
Cash flow from investment activities	-65.3	-99.3	-95.2	-76.4	-88.5
Free cash flow	*117.3*	*63.0*	*22.2*	*83.8*	*40.0*

200
100
0
-100
-200
Cash flow from investment activities
Cash flow from operations activities
Free cash flow

Main Management Indicators


EPSON
EXCEED YOUR VISION

(%)
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
-6.0
ROA: Ordinary income/Total Assets (avg. balance)
ROS: Ordinary income/net sales
ROE: Net income/shareholder's equity (avg. balance)
10.9
12.6
6.1
6.8
5.2
5.8
2.1
1.8
-3.8
3.8
3.5
-1.5
6.3
4.3
4.8
FY2003
FY2004
FY2005
FY2006
(Actual)
FY2007
(Outlook)

EPSON

EXCEED YOUR VISION

(1) March 14, 2007 Structural Reforms in the Display Business and FY2006 Revised Financial Results Outlook




EPSON

Epson Corporate

News Release

Structural Reforms in the Display Business and FY2006 Revised Financial Results Outlook

- TOKYO, Japan, March 14, 2007 -

In accordance with its Creativity & Challenge 1000 mid-range business plan established in March 2006, Seiko Epson Corporation ("Epson") has implemented a series of measures aimed at improving profitability in each of its businesses. Epson has consequently been able to improve its results based on a profit-oriented marketing strategy in its inkjet printer business, and has been successful in surpassing the first year ordinary income target of its mid-range business plan. On the other hand, the company has been unable to achieve a return to profitability in the small- and medium-sized display business due to changes in the business environment that were not envisioned in the mid-range business plan. Based on the following strategy, Epson will change the direction of its display business, book impairment losses on certain assets, and create a financial structure that will support its business strategy going forward. Epson Imaging Devices Corp. will also stabilize its business operations by making improvements to its financial structure through a reduction and then an increase in its capital, and will strengthen its customer support functions.

Based on the measures taken as a result of this situation, Epson is revising the previous outlook to its financial results.

In addition to the measures announced today, Epson will continue to expedite steps aimed at achieving profitability in each of its businesses.

1. Structural reforms

(1) Current issues in the small- and medium-sized display business

In small- and medium-sized displays, FY2006 was positioned as a year in which we would strengthen our response to price erosion and sow the seeds for future growth. To achieve this we sought to bolster the business through measures such as introducing a global procurement program and by thorough cost-cutting. These efforts have reaped clear benefits. We also sought to improve relations with customers by ensuring a stable supply of high-quality LCD modules. However, in the course of these actions we identified a number of areas where we needed to improve our technical response to customer needs.

Among our various LCD technologies, both color STN and MD-TFD failed to achieve the sales volume forecast. In color STN, we had anticipated a shift in demand from monochrome to color. However, sales suffered as demand for monochrome LCDs remained unexpectedly robust. In MD-TFD, we had planned for high demand for the active low-end type, but these plans were hit by an influx of low-price amorphous silicon TFT LCDs onto the market.

In amorphous silicon TFT, we had forecast growth in active-type QVGA LCDs, which is the volume zone, and also expansion into new non-handset applications. However, the abovementioned issues in our technical response to customer needs were partially responsible for a decline in volume for handsets and a failure to secure orders for new non-handset applications. LTPS suffered from a lack of new LCD applications requiring high-resolution technology. As a result, sales of both amorphous silicon TFT and LTPS LCDs fell short of the plan.

As customer needs diversify in a variety of fields, Epson believes that one major cause of the poor display business results this fiscal year can be attributed to a dilution of resources among four LCD technologies. The second reason was that as we sought to develop new applications, we were unable to exhibit our traditional ability to develop and propose to customers technologies that anticipated market needs. Based on this situation, we are aiming to improve profitability by reviewing our technology portfolio and implementing operational reforms.

(2) Role of each technology

In color STN, we forecast ongoing demand stemming from a shift from monochrome to color LCDs in the handset market. While maintaining the business at a scale commensurate with handset demand, we will focus on developing non-handset applications. By transferring all color STN operations outside Japan, we will be able to ensure efficient management of this business.

As an LCD technology based on original Epson standards, production volumes of MD-TFD are lower than those for amorphous silicon TFT. This has created a limit to the extent of potential cost cutting. After reviewing the role of MD-TFD in its display strategy, Epson has decided to terminate this business.

Going forward, we will focus resources on amorphous silicon TFT and LTPS LCDs. In amorphous silicon TFT we will place renewed emphasis on answering customer needs in the existing handset market, and develop distinctive technologies in high-value-added fields such as portable media players. We will improve profitability by introducing standardized platforms and parts from the product planning stage, and renewing efforts to drive down procurement costs.

In LTPS, we will make determined steps towards promising growth areas such as high-end smart phones by supplementing our traditional technological strengths with high resolution technology.
In its small- and medium-sized LCD business, Epson will return to basics by refining its traditional strengths of low power consumption, compact design, and high image quality, and adding to the value of its products by creating distinctive technologies. Epson believes that next generation mobile displays will be much more than

simple display devices, and will therefore concentrate its resources on creating displays with greater interactive functionality.

(3) Operational reforms

a. Strengthening development, design and manufacturing

Going forward, we will strengthen development, design and marketing functions with the purpose of better responding to customer requirements in terms of quality, cost, and delivery (QCD). Leveraging the advanced levels of manufacturing technology acquired through MD-TFD, we will continue to refine manufacturing capability.

b. Reviewing the manufacturing structure

Epson presently manufactures LCDs in Japan (in Nagano, Gifu and Tottori prefectures), China and the Philippines. As we review the role of each technology, we will consolidate our manufacturing sites and production lines to an appropriate scale.

As part of our efforts to terminate the MD-TFD business, we plan to close down the front-end production lines at the Epson Imaging Devices Head Office in Nagano Prefecture, Japan, during the course of FY2007. As we boost capability by improving productivity and yield, we will scale down the back-end lines, located outside Japan, at an appropriate time to a level commensurate with production volumes.

c. Transferring personnel to growth businesses

As we terminate the MD-TFD business, and concentrate resources on amorphous silicon TFT and LTPS, personnel currently employed in MD-TFD will be mainly transferred to growth areas within the company. Staff will also be transferred to amorphous silicon TFT and LTPS businesses as the situation demands.

d. Introducing standardized platforms and components

To drive further improvements in cost cutting, we will reduce variable costs by introducing standardized platforms and components.

2. Financial measures

(1) Impairment of assets and subsequent effects

Based on the financial results this fiscal year, Epson has decided to book 40.6 billion yen as an extraordinary loss on impairment losses in its display business. Epson will also implement changes to the financial structure that will support its business strategy going forward.

As a result of these impairment losses, Epson forecasts a 21.5-billion-yen reduction of fixed costs over the three years following FY2007.

(2) Improving the financial structure of Epson Imaging Devices

Epson will underwrite a capital increase in Epson Imaging Devices. The purpose of this measure will be to improve the financial structure of the subsidiary company, to ensure stable business management, and strengthen relationships with business partners.

Details of the financial status after the capital increase are as follows:

- Capital increase 55 billion yen (all underwritten by Epson, 27.5 billion yen of the total to be included in capital)
- Capital 27.5 billion yen
- Capital reserve 58.3 billion yen

3. Revised Full Year Financial Results Outlook

Increased sales in the display and visual instruments businesses have led us to increase our net sales forecasts since the previous consolidated outlook was announced on January 26, 2007. As a result of a forecast improvement in results driven by the effects of increased profitability and a reduction in fixed costs, we are revising our outlooks for net sales, operating income and ordinary income as follows. We are also revising our outlooks for net income as a result of an extraordinary loss incurred on the aforementioned impairment losses of 40.6 billion yen in the display business.

Since the previous outlook for individual businesses was announced on October 25, 2006, we have seen an improvement in our forecasts, notably as a result of fixed cost reductions and the profit-oriented market strategy in the printer business. We are therefore adjusting our net sales and operating income outlooks as follows. We are also revising our outlook for net income as a result of an extraordinary loss on a write down on shares of a subsidiary (48.3 billion yen).

(1) Revised consolidated financial results outlook (Full year ending March 31, 2007)

(Unit: billions of yen)

	Net sales	Operating income	Ordinary income	Net income (loss)
Previous outlook (A)	1,411.0	40.0	40.0	14.0
Revised outlook (B)	1,414.0	50.0	48.0	-18.0
Difference (B-A)	3.0	10.0	8.0	-32.0
Change (%)	0.2%	25.0%	20.0%	-
Reference: Previous fiscal year (year ending March 2006)	1,549.568	25.757	27.986	-17.916

Reference: Forecast net income (loss) per share (full year) -91.67 yen

(2) Revised non-consolidated financial results outlook (Full year ending March 31, 2007)

(Unit: billions of yen)

	Net sales	Operating income	Net income (loss)
Previous outlook (A)	827.0	34.0	1.0
Revised outlook (B)	842.0	53.0	-19.0
Difference (B-A)	15.0	19.0	-20.0
Change (%)	1.8%	55.9%	-
Reference: Previous fiscal year (year ending March 2006)	863.192	-20.112	-59.248

Reference: Forecast net income (loss) per share (full year) -96.76 yen

Cautionary statement
This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to introduce new products and services to markets in a timely fashion, consumption trends, competition, technology trends and exchange rate fluctuations.

Presentation
Structural Reforms in the Display Business and FY2006 Revised Financial Results Outlook (PDF, 979KB)

 Copyright © SEIKO EPSON CORP 2007

(2) April 23, 2007 Announcement of Revised Financial Results Outlook

News Release

Announcement of Revised Financial Results Outlook

- TOKYO, Japan, April 23, 2007 -

Seiko Epson Corporation ("Epson") today issued a revised financial results outlook for the full year ending March 2007 (April 1, 2006 to March 31, 2007). The revised outlook amends the previous forecast that was announced on March 14, 2007.

1. Revised consolidated financial results outlook (April 1, 2006 to March 31, 2007)

(Units: billion yen, %)

	Net sales	Operating income	Ordinary income	Net income (loss)
Previous outlook (A)	1,414.0	50.0	48.0	-18.0
Revised outlook (B)	1,416.0	50.3	49.0	-7.0
Difference (B) – (A)	+2.0	+0.3	+1.0	+11.0
Change (%)	+0.1%	+0.6%	+2.1%	-
Reference FY2005 (ending March 2006)	1,549.568	25.757	27.986	-17.916

Ref: Forecasted net income (loss) per share (full year) -35.65 yen

2. Reasons for revision
Although net sales, operating income and ordinary income are forecast to be almost in line with the previous outlook, net loss is forecast to decline significantly from the previously announced amount. This revision is a result of tax benefits associated with impairment losses in the display business and of reduced taxes on both domestic and overseas subsidiary companies.

Reference: Non-consolidated financial results outlook (April 1, 2006 to March 31, 2007)
(Units: billion yen, %)

	Net sales	Ordinary income	Net income (loss)
Previous outlook (A)	842.0	53.0	-19.0
Revised outlook (B)	837.1	52.2	-15.4
Difference (B) – (A)	-4.9	-0.8	+3.6
Change (%)	-0.6%	-1.5%	-
Reference FY2005 (ending March 2006)	863.192	-20.112	-59.248

Ref: Forecasted net income (loss) per share (full year) -78.43 yen

Cautionary statement
This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to introduce new products and services to markets in a timely fashion, consumption trends, competition, technology trends and exchange rate fluctuations.

 Copyright © SEIKO EPSON CORP 2007

(3)	April 26, 2007	Notice Regarding the Selection of a New Independent Auditor

Newsroom

Newsroom Home
Newsroom Archive
Press Release Photos
Fast Facts
Feature Articles

The Epson company

The Epson Company Home
An Overview of Seiko Epson
Epson Business Strategy
Epson's Global Network
Commitment to Innovation
Epson's Leadership Team
Epson Milestones

Investor relations

Investor Relations Home
Annual Report
IR Schedule
Financial Highlights
Consolidated Financial Information
Annual General Meeting

Newsroom Home » Newsroom Archive » April 26

News Release

Notice Regarding the Selection of a New Independent Auditor

- TOKYO, Japan, April 26, 2007 -

At its meeting today, Seiko Epson Corporation's ("Epson") Board of Directors voted to submit for deliberation at the June 26, 2007, Epson ordinary general meeting of shareholders a resolution on the selection of a new independent auditor.

Deliberations on the resolution have been approved by Epson's Board of Corporate Auditors.

1. Reasons for selecting a new independent auditor
Epson's independent auditor, ChuoAoyama PricewaterhouseCoopers (now Misuzu Audit Corporation), lost its ability to serve in this capacity for Epson after the auditing firm was ordered by the Japanese Financial Services Agency, on May 10, 2006, to suspend operations for two months, from July 1 to August 31, 2006.

On July 3, 2006, Epson responded to this situation by engaging The Fuji Accounting Office as its temporary independent auditor, thus ensuring that the company would at no time be without an independent auditor and that the auditing of the company's accounts could continue without interruption. To further ensure the prudence of auditing operations, Epson's Board of Corporate Auditors selected Misuzu Audit Corporation to serve alongside The Fuji Accounting Office as an additional temporary independent auditor, effective September 1, 2006.

These two temporary independent auditors have reached the end of their terms of engagement. Accordingly, the selection of Ernst & Young ShinNihon as the company's new independent auditor will be deliberated at the ordinary general meeting of shareholders scheduled for June 26, 2007.

2. Prospective new independent auditor
Name: Ernst & Young ShinNihon
Address: Hibiya Kokusai Building, 2-2-3 Uchisaiwai-cho, Chiyoda-ku, Tokyo, Japan

3. Outgoing temporary independent auditor
Name: The Fuji Accounting Office
Address: Shin-Tokyo Building, 3-3-1 Marunouchi, Chiyoda-ku, Tokyo, Japan

Name: Misuzu Audit Corporation
Address: Kasumigaseki Building, 3-2-5 Kasumigaseki, Chiyoda-ku, Tokyo, Japan

4. Date effective (planned)
June 26, 2007 (the same day as the Epson ordinary general meeting of shareholders)

About Epson
Epson is a global leader in imaging products including printers, 3LCD projectors and small- and medium-sized LCDs. With an innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency.
Epson is a network of 87,626 employees in 117 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., the Group had consolidated sales of 1416 billion yen in fiscal 2006.

Contact:
Seiko Epson Corp.
Brand Strategy & Communications
Contact us by e-mail
URL: http://www.epson.co.jp/e/

 Copyright © SEIKO EPSON CORP 2007

(4) April 26, 2007 Seiko Epson Announces Changes of Representative Director and Executive Personnel

EPSON  Epson Corporate

News Release

Seiko Epson Announces Changes of Representative Director and Executive Personnel

- TOKYO, Japan, April 26, 2007 -

Seiko Epson Corporation today proposed the following executive changes at a meeting of its board of directors.

The changes are subject to approval at the company's annual general meeting, board meeting and board of corporate auditors meeting to be held on June 26, 2007.

1. Change of representative director

	New position	To date
Saburo Kusama	Chairman	Chairman (Representative Director)

2. Executive personnel changes
(1) Planned retirement of director

Managing Director	Masao Akahane

(2) Planned retirement of auditor

Standing statutory auditor	Masayoshi Omae

(3) Planned appointment of auditor

Standing statutory auditor	Masayoshi Shindo (presently president, Epson Sales Japan Corp.)

Masayoshi Shindo plans to retire as president of Epson Sales Japan Corp. on June 25, 2007.

3. Changes planned to take effect
June 26, 2007

Planned board of directors after company's annual general meeting, board meeting and board of corporate auditors meeting to be held on June 26, 2007

Name	Position
Saburo Kusama	Chairman
Yasuo Hattori	Vice-Chairman
Seiji Hanaoka	President (Representative Director)
Norio Niwa	Executive Vice-President (Representative Director)
Masayuki Morozumi	Senior Managing Director
Yasumasa Otsuki	Managing Director
Kenji Kubota	Managing Director
Hiroshi Komatsu	Managing Director
Minoru Usui	Director
Toshihiko Kishiro	Auditor (Full-Time)
Masayoshi Shindo	Auditor (Full-Time) (New appointment)
Yoshiro Yamamoto	Auditor
Tomiichi Akiyama	Auditor
Tatsuhiro Ishikawa	Auditor

About Epson
Epson is a global leader in imaging products including printers, 3LCD projectors and small- and medium-sized LCDs. With an innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency.
Epson is a network of 87,626 employees in 117 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., the Group had consolidated sales of 1416 billion yen in fiscal 2006.

Contact:
Seiko Epson Corp.

Contact us by e-mail
URL: http://www.epson.co.jp/e/

 Copyright © SEIKO EPSON CORP 2007

(5) April 26, 2007 Consolidated Results for Year Ended march 31, 2007

News Release

Consolidated Results for Year Ended March 31, 2007

April 26, 2007

Consolidated Financial Highlights

(Millions of yen, thousands of U.S. dollars, except for per share data)

Income statements and cash flows data

	Year ended March 31			Change	Year ended March 31
	2005	2006	**2007**		**2007**
Statements of income data:					
Net sales	¥1,479,750	¥1,549,568	**¥1,416,032**	(8.6%)	**$11,995,188**
Operating income	90,967	25,758	**50,343**	95.5%	**426,455**
Income (loss) before income taxes and minority interest	73,647	(20,047)	**3,476**	-%	**29,445**
Net income (loss)	55,689	(17,917)	**(7,094)**	-%	**(60,093)**
Statements of cash flows data					
Cash flows from operating activities	162,489	117,497	**160,229**	36.4%	**1,357,298**
Cash flows from investing activities	(99,396)	(95,266)	**(76,419)**	(19.8%)	**(647,344)**
Cash flows from financing activities	(96,373)	19,123	**(30,150)**	-%	**(255,400)**
Cash and cash equivalents at end of the year	234,904	280,114	**334,873**	19.5%	**2,836,705**
Per share data					
Net income (loss) per share -Basic	¥283.60	¥(91.24)	**¥(36.13)**	-%	**$(0.31)**
-Diluted	¥-	¥-	**¥-**	-%	**$-**

Balance sheets data

	March 31		
	2006	**2007**	**2007**
Total assets	¥1,325,206	**¥1,284,412**	**$10,880,237**
Shareholders' equity	474,520	**470,317**	**3,984,049**
Shareholders' equity ratio (%)	35.8%	**36.6%**	**36.6%**
Shareholders' equity per share	¥2,416.54	**¥2,395.14**	**$20.29**

Notes

I. The consolidated figures are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated figures prepared by the Company as required by the Securities and Exchange Law of Japan.

II. Figures in 'Change' column are comparisons with the same period of the previous year.

III. Diluted net income per share are presented only if there are dilutive factors present.

IV. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥118.05 = U.S.$1 at March 31, 2007 has been used for the purpose of presentation.

Click here to see a full version of the consolidated results and supplementary information, and an explanatory presentation

Copyright © SEIKO EPSON CORP 2007



END